Execution Copy

______________________________

FISCAL AGENCY AGREEMENT

_____

HARVEST OPERATIONS CORP.

as Issuer

     KOREA NATIONAL OIL CORPORATION

as Guarantor

CITBANK, N.A., LONDON BRANCH

as Fiscal Agent

and

CITIGROUP GLOBAL MARKETS DEUTSCHLAND AG

as Registrar

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2.33% Guaranteed Notes due 2021

Dated as of June 16, 2016

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EXHIBIT A – FORM OF NOTE
EXHIBIT B – FORM OF NOTATION OF GUARANTEE
EXHIBIT C – FORM OF OFFSHORE SALE CERTIFICATION
EXHIBIT D – FORM OF RULE 144A CERTIFICATION
EXHIBIT E – FORM OF TRANSFER

FISCAL AGENCY AGREEMENT, dated as of June 16, 2016, between HARVEST OPERATIONS CORP. (the “Issuer”), a corporation incorporated under the Business Corporation Act (Alberta), as amended, KOREA NATIONAL OIL CORPORATION (the “Guarantor”), a statutory juridical entity established in the Republic of Korea (“Korea”) pursuant to the Korea National Oil Corporation Act of 1978, as amended, CITIBANK, N.A., LONDON BRANCH, a branch office of national banking association, as Fiscal Agent (such bank and its successors as Fiscal Agent being hereinafter called the “Fiscal Agent”) and CITIGROUP GLOBAL MARKETS DEUTSCHLAND AG, a branch office of national banking association, as Registrar (such bank and its successors as Registrar being hereinafter called the “Registrar”). Capitalized terms used herein and not herein defined shall have the meanings given to them in the Notes (as defined below).

1.     The Notes.

(a) General. The Issuer proposes to issue 2.33% Guaranteed Notes due 2021 (the “Notes”) up to an aggregate principal amount of US$195,770,000 (the “Initial Issuance”) and any additional Notes (the “Additional Notes”) issued hereunder after the Initial Issuance, with the written consent of the Guarantor, which Additional Securities will (i) deemed to constitute a further issuance of and form a single series with the Notes and (ii) have terms and conditions identical to the Notes in all respects (save for the amount and date of the first payment of interest thereon). The Notes will be the direct, unconditional, unsecured and unsubordinated general obligations of the Issuer, and will rank pari passu without any preference among themselves (whether by reason of priority of date of issue or otherwise), and at least equally with all other outstanding unsecured and unsubordinated general obligations of the Issuer (subject to certain indebtedness given preference by statute).

(b) Form. The Notes shall be issuable only in registered form without coupons and shall be substantially in the form of Exhibit A hereto.

The Issuer may provide for the Notes to be issued in whole or in part in the form of one or more global notes (each a “Global Note”) and, in such case, the depositary for such Global Note or Notes (the “Depositary”) shall be a clearing agency registered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and under any other applicable statute or regulation. Each such Global Note may bear a legend relating to limitations on the transferability of such Global Note in such form as may be required by the Depositary and such other legends or endorsements as the Depositary may require (the “Global Note Legends”).

The Notes will be issued in denominations of at least US$2,000 and integral multiples of US$1,000 in excess thereof.

(c) Execution. The Notes shall be executed on behalf of the Issuer by a duly authorized officer of the Issuer, whose signature may be affixed manually or by facsimile or other electronic means (e.g., in PDF format). Notes bearing the manual or facsimile or other electronically scanned signatures of a person who was at any time a duly authorized officer of the Issuer may nevertheless be authenticated and delivered and shall bind the Issuer, notwithstanding that any one or more of such persons has ceased to hold such office prior to the authentication and delivery of such Notes.

(d) Authentication. Only such Notes as shall bear thereon a certificate of authentication substantially in the form indicated on Exhibit A hereto (a “Certificate of Authentication”), executed by the Registrar by manual signature of one of its authorized officers, shall be entitled to the benefits of this Agreement or be valid or obligatory for any purpose. Such certificate by the Registrar upon any Note executed by the Issuer shall be conclusive evidence that the Note so authenticated has been duly authenticated and delivered hereunder. Each Note shall be dated the date of its authentication.

(e) Temporary Notes. Until definitive Notes shall have been prepared, the Issuer may execute, and the Fiscal Agent shall authenticate and deliver, in accordance with the provisions of this Agreement (in lieu of definitive Notes), temporary Notes which are printed, lithographed, typewritten, mimeographed or otherwise produced, substantially of the tenor referred to above. Such temporary Notes shall be subject to the same limitations and conditions and entitled to the same rights and benefits as definitive Notes, except as provided herein or therein. Temporary Notes shall be exchangeable at the office of the Fiscal Agent (or at such other office as shall be specified in the text of such temporary Notes) for definitive Notes when the latter shall be ready for delivery; and upon the surrender for exchange at said office of such temporary Notes, the Issuer, at its own expense, shall execute, and the Fiscal Agent shall authenticate and deliver, in accordance with the provisions of Section 4 hereof, in exchange for such temporary Notes a like aggregate principal amount of definitive Notes in the appropriate form and denomination. Temporary Notes shall be appropriately legended as required pursuant to the terms of this Agreement.

(f) Global Notes. If the Issuer shall establish pursuant to Section 1(b) hereof that the Notes are to be issued in whole or in part in the form of one or more Global Notes, then the Issuer shall execute and the Fiscal Agent shall, in accordance with this Agreement and upon the order of the Issuer, authenticate and deliver one or more Global Notes that shall (i) represent and shall be denominated in an aggregate amount equal to the aggregate principal or face amount of the outstanding Notes to be represented by such Global Note or Notes, (ii) be registered in the name of the Depositary for such Global Note or Notes or the nominee of such Depositary, (iii) be issued in accordance with the rules of the Depositary and upon the delivery to the Depositary or the Fiscal Agent, as the case may be, of such certifications by the Issuer as the Depositary or the Fiscal Agent may require, (iv) be delivered by the Fiscal Agent to such Depositary or pursuant to such Depositary’s instructions and (v) bear the Global Note Legends.

So long as the Depositary is the registered owner of such Global Note or Notes, the Depositary will for all purposes of such Global Note or Notes and this Agreement be considered the sole owner or holder of such Global Note or Notes. Notwithstanding the foregoing, nothing herein shall impair, as between a Depositary and its participants, the operation of customary practices governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

2.     The Guarantee.

(a) The Guarantor hereby unconditionally and irrevocably guarantees (the “Guarantee”) to each holder of a Note authenticated and delivered by the Fiscal Agent the full and immediate payment of the principal of, and any premium and interest on, such Note (and any Additional Amounts payable in respect thereof) when and as the same shall become due and payable, whether on stated maturity, upon acceleration, by call for redemption or otherwise, as provided in the Note. All payments by the Guarantor hereunder shall be paid in lawful money of the United States of America. The Guarantor shall make any and all payments required to be made pursuant to the Guarantee immediately upon receipt of notice by the Fiscal Agent. The Guarantor further agrees that the Guarantee constitutes an absolute, unconditional, irrevocable, present and continuing guarantee of payment and not of collection, and waives any right to require that any resort be had by the holder to the holder’s rights against any other party (including, for the avoidance of doubt, the Issuer), or any other right or remedy available to the holder by contract, applicable law or otherwise. The obligations of the Guarantor under the Guarantee shall be absolute, unconditional, irrevocable and immediately enforceable when each payment under the Notes is due, and the Guarantor shall not be discharged with respect to any Note except by payment in full of the principal thereof and any premium and interest thereon (and any Additional Amounts payable in respect thereof). To the extent permitted by law, such obligations shall not be affected, modified, released or impaired by any state of facts or the occurrence of any event from time to time, including, without limitation, to the extent permitted by law (i) any event or action that would, in the absence of this clause, result in the release or discharge by operation of law of the Guarantor from the performance or observation of any obligation, covenant or agreement contained in the Guarantee, (ii) any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a surety or a guarantor, (iii) any waiver, compromise, settlement, termination or other release or reduction of the performance by the Issuer of any or all of its obligations under this Agreement for any reason whatsoever, including by an enforceable bankruptcy order, and (iv) any extension of the time for payment of any payment due under the Note or any modification or amendment of any obligation, covenant or agreement of the Issuer set forth in the Note for any reason whatsoever, including by an enforceable bankruptcy order. The obligations of the Guarantor under this Section 2 shall terminate when all of the obligations in respect of the Notes shall have been paid in full.

The Guarantor hereby expressly waives diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that each holder of Notes exhaust any right, power or remedy or proceed against the Issuer under this Agreement or any other agreement or instrument referred to herein or therein.

The Guarantor shall be subrogated to all rights of each holder of Notes against the Issuer in respect of any amounts paid to such holder by the Guarantor pursuant to the provisions of the Guarantee; provided, however, that the Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of, any premium and interest on, all the Notes (and any Additional Amounts payable in respect thereof) shall have been paid in full.

The Guarantee shall continue to be effective, or be reinstated, as the case may be, in respect of any of the amounts guaranteed if at any time payment, or any part thereof, of such amounts is rescinded or must otherwise be restored or returned by the holder of Notes upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Issuer or the Guarantor, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Issuer or the Guarantor or any substantial part of its property, or otherwise, all as though such payments had not been made.

No past, present or future stockholder, officer, director, employee or incorporator of the Guarantor shall have any personal liability under the Guarantee set forth in this Section 2(a) by reason of its status as such stockholder, officer, director, employee or incorporator.

The Guarantee set forth in this Section 2(a) shall not be valid or become obligatory for any purpose with respect to a Note until the certificate of authentication on such Note upon which the notation of the Guarantee is endorsed as set forth in Section 2(b) shall have been signed by or on behalf of the Registrar.

The Guarantee will be unsecured and will rank pari passu with all other present and future unsecured and unsubordinated obligations of the Guarantor (save for such as may be preferred by mandatory provision of applicable law).

(b) To evidence its Guarantee to the holders specified in Section 2(a) hereof, the Guarantor agrees to execute the notation of the Guarantee in substantially the form set forth in Exhibit B hereto to be endorsed on each Note authenticated and delivered by the Fiscal Agent. Each such notation of the Guarantee shall be executed on behalf of the Guarantor, by the Guarantor’s official seal, or by a President or an Executive Vice President or any other duly authorized officer of the Guarantor, whose signature or name and seal may be affixed manually or by facsimile or other electronic means (e.g., in PDF format), prior to the authentication of the Note on which it is endorsed, and the delivery of such Note by the Fiscal Agent, after the due authentication thereof by the Fiscal Agent hereunder, shall constitute due delivery of the Guarantee on behalf of the Guarantor. A notation of Guarantee bearing the manual or facsimile or other electronically scanned signature, or name and seal of a person who was at any time a President or an Executive Vice President or any other duly authorized officer of the Guarantor may nevertheless be delivered and shall bind the Guarantor, notwithstanding that such person has ceased to hold such office at the time of authentication and delivery of the Notes by the Fiscal Agent.

3.     Appointment of Agents.

(a) Fiscal Agent. The Issuer and the Guarantor hereby appoint Citibank, N.A., London Branch, at present having an office at c/o Citibank, N.A. Dublin Branch, Ground Floor, 1 North Wall Quay, Dublin 1, Ireland, as Fiscal Agent of the Issuer and the Guarantor in respect of the Notes and the Guarantee upon the terms and subject to the conditions herein set forth, and Citibank, N.A., London Branch hereby accepts such appointment. The Fiscal Agent shall have the powers and authority granted to and conferred upon it hereby and in the Notes and the Guarantee and such further powers and authority to act on behalf of the Issuer and the Guarantor as the Issuer and the Guarantor may hereafter grant to or confer upon it with the written concurrence of the Fiscal Agent.

(b) Registrar. The Issuer and the Guarantor hereby appoint Citigroup Global Markets Deutschland AG, at present having an office at Reuterweg 16, 60323 Frankfurt, Germany, as Registrar of the Issuer and the Guarantor in respect of the Notes and the Guarantee upon the terms and subject to the conditions herein set forth, and Citigroup Global Markets Deutschland AG hereby accepts such appointment. The Registrar shall have the powers and authority granted to and conferred upon it hereby and in the Notes and the Guarantee and such further powers and authority to act on behalf of the Issuer and the Guarantor as the Issuer and the Guarantor may hereafter grant to or confer upon it with the written concurrence of the Registrar. The Fiscal Agent and the Registrar shall, together, be referred to as the “Agents”. The duties of the Agents are several and not joint.

(c) Additional Agents. The Issuer and the Guarantor reserve the right to appoint, at their discretion and at their cost, additional agents for the payment of principal of, premium on, if any, and interest on the Notes and payments, if any, on the Guarantee at such place or places as the Issuer and the Guarantor may determine. The Issuer and the Guarantor shall notify the Fiscal Agent of the appointment, or termination of appointment, of any such agent.

4.     Authenticating Duties.

(a) Original Issue. The Registrar shall, upon delivery to it by the Issuer of the Notes, duly executed on behalf of the Issuer as provided in such Notes, and upon appropriate instructions from or on behalf of the Issuer and for the purpose of original issue, authenticate, by execution of the Certificate of Authentication appearing on each such Note, an aggregate principal amount of such Notes not in excess of US$195,770,000 and shall deliver such Notes to or upon the written order of the Issuer.

(b) Transfers, Exchanges and Replacements. At the times and in the manner specified in Section 5(b) hereof, upon presentation by the Issuer to the Fiscal Agent of the Notes to be delivered upon transfer or exchange, or replacement, of Notes to be delivered in the event of mutilation, destruction, loss or theft, the Registrar shall authenticate such Notes by execution of the Certificate of Authentication thereon, and shall thereupon deliver such Notes to the holders thereof. So long as The Depository Trust Company (“DTC”), or its nominee, is the Depositary, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the applicable procedures of DTC, in addition to those provided for under this Agreement and, if applicable, those of Euroclear Bank S.A./N.V. (“Euroclear”), or Clearstream Banking, société anonyme (“Clearstream” and together with DTC and Euroclear, the “Clearing Systems”).

5. Registration of the Notes.

(a) Note Register. The Registrar, as agent of the Issuer and the Guarantor, shall maintain, at its office in Frankfurt, Germany, a register for registration of the Notes (the “Note Register”). The Issuer, the Guarantor, the Registrar and the Fiscal Agent may deem and treat the registered holder of any Note as the absolute owner thereof (notwithstanding any notice of ownership or other writing thereon) for the purposes of receiving payment thereon or on account thereof and for all other purposes, whether or not such Note shall be overdue.

(b) Transfers, Exchanges and Replacements. The holders of the Notes shall present directly to the Fiscal Agent all requests for (1) registration of transfer of Notes; (2) exchange of the Notes for new Notes in authorized denominations; and (3) replacement of the Notes in the case of mutilation, destruction, loss or theft. The Fiscal Agent shall follow the procedures set forth in paragraphs (i) through (viii) below with respect to such requests.

(i)     Exchange of Interests in a Rule 144A Global Note for Interests in a Regulation S Global Note. Upon receipt by the Fiscal Agent of (1) instructions given in accordance with the Depositary’s procedures from a holder directing the Fiscal Agent to effect the exchange or transfer of an interest in any Global Note (a “Rule 144A Global Note”) representing Notes resold pursuant to, and in reliance on, Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), which shall bear, unless otherwise agreed between the Issuer and the Depositary, a legend in the form agreed by the Issuer and the Depositary (the “Rule 144A Legend”), for an interest in a Global Note (a “Regulation S Global Note”) representing Notes sold in transactions outside the United States under Regulation S under the Securities Act (such instructions to contain information regarding the participant’s account with the Depositary to be credited with such interest and information regarding the participant’s account with the Depositary to be debited with such interest), (2) in the case of a transfer pursuant to and in accordance with Regulation S under the Securities Act, the account at Euroclear or Clearstream to be credited with such interest and (3) a duly completed written certification substantially in the form provided for in Exhibit C hereto, or such other form as the Issuer and the Depositary may agree (the “Offshore Sale Certification”), the Fiscal Agent shall instruct the Depositary to reduce the Rule 144A Global Note by the aggregate principal amount of the interest to be exchanged or transferred, and concurrently with such reduction, to increase the principal amount of the Regulation S Global Note by the aggregate principal amount of such interest to be so exchanged or transferred, and to approve the credit to the account of the person specified in such instructions of the interest in the Regulation S Global Note.

(ii)    Exchange of Interests in Regulation S Global Note for Interests in Rule 144A Global Note.

(1) Until and including the 40th day after the commencement of an offering of Notes (the “Restricted Date”), upon receipt by the Fiscal Agent of (A) instructions from the Depositary directing the Fiscal Agent to effect the exchange or transfer of an interest in a Regulation S Global Note for an interest in a Rule 144A Global Note (such instructions to contain information regarding the participant’s account with the Depositary to be credited with such interest and information regarding the participant’s account with the Depositary to be debited with such interest) and (B) a duly completed written certification substantially in the form provided for in Exhibit D hereto, or such other form as the Issuer and the Depositary may agree (the “Rule 144A Certification”), the Fiscal Agent shall instruct the Depositary to reduce the Regulation S Global Note by the aggregate principal amount of the interest to be exchanged or transferred, and concurrently with such reduction, to increase the principal amount of the Rule 144A Global Note by the aggregate principal amount of such interest to be so exchanged or transferred, and to approve the credit to the account of the person specified in such instructions of the interest in the Rule 144A Global Note.

(2) After the Restricted Date, the requirement to deliver the Rule 144A Certification pursuant to Subsection 5(b)(ii)(1)(B) above will no longer apply to transfers or exchanges effected pursuant to this Section 5(b)(ii).

(iii)   Exchange of Interests in Global Notes for Individual Definitive Certificates.

(1) In the event that (i) the Depositary notifies the Issuer in writing that it is at any time unwilling or unable to continue as depositary for a Global Note or ceases to be a “clearing agency” registered under the Exchange Act and the Issuer does not appoint a qualified successor within 90 days of receiving notice or becoming aware of such ineligibility, (ii) either Euroclear or Clearstream or a successor clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announce an intention permanently to cease business or does in fact do so, or (iii) the Notes have become immediately due and payable pursuant to Condition 10 of the terms and conditions thereof, then the Issuer will cause individual definitive Notes in registered certificated form (“Certificates”) to be executed and delivered to the Fiscal Agent in sufficient quantities and authenticated by the Fiscal Agent for dispatch to holders of all Notes in accordance with this Agreement.

(2) A beneficial owner of an interest in a Global Note will provide the Depositary with:

          (i)     such information as the Issuer and the Fiscal Agent may require to complete, execute and deliver such individual definitive Certificates; and

          (ii)    in the case of a Regulation S Global Note until and including the Restricted Date or a Rule 144A Global Note, either (A) a fully completed, signed certification to the effect that the exchanging holder is not transferring its Note at the time of such exchange or, (B) in the case of a simultaneous sale of such interest, a duly completed Offshore Sale Certification or Rule 144A Certification, as the circumstances of the sale may require.

(3) Upon receipt of the documents referred to in Subsection (b)(iii)(2)(i) above and, if required, Subsection (b)(iii)(2)(ii) above, the Fiscal Agent shall arrange for the authentication and delivery to the person or persons named in the written order of the Depositary of an individual definitive Certificate representing Notes registered in the name or upon the order of the person or persons named in such order and shall alter the entries in the Note Register in respect of the Global Notes accordingly.

(4) Except for exchanges made in connection with a transfer of Notes described in Subsection (b)(iii)(2)(ii)(B) above and accompanied by a duly completed Offshore Sale Certification, individual definitive Certificates issued in exchange for interests in a Rule 144A Global Note shall bear the Rule 144A Legend.

(iv)    Exchange and Transfer of Certificates. Subject to this Section 5 and such reasonable regulations as the Issuer and the Guarantor may prescribe after consultation with the Fiscal Agent, individual definitive Certificates may, at the option of the holder, be exchanged for a like aggregate principal amount of other individual definitive Certificates of authorized denominations, with the notation of the Guarantee endorsed thereon, at the office of the Fiscal Agent in London, United Kingdom.

Unless and until otherwise determined by the Issuer after consultation with the Fiscal Agent, all Certificates issued in substitution for or on registration of transfer of Notes represented by Certificates bearing the Rule 144A Legend shall also bear the Rule 144A Legend, provided that upon written request of a holder and upon delivery to the Fiscal Agent by the holder of an Offshore Sale Certification, duly executed by the transferor, the Fiscal Agent shall authenticate and deliver a Certificate without such legend in exchange for a Certificate with such legend.

Unless and until otherwise determined by the Issuer after consultation with the Fiscal Agent, all Certificates issued in substitution for or on registration of transfer of Notes represented by Certificates that do not bear the Rule 144A Legend, also shall not bear the Rule 144A Legend; provided that the Fiscal Agent shall (A) on presentation to it or its order prior to the Restricted Date of a Rule 144A Certification, duly executed by the transferor, or (B) in any other case, upon request of the holder, authenticate and deliver a Certificate with such legend in exchange for a Certificate without such legend.

Notwithstanding any other provisions of this Agreement, the Fiscal Agent shall register the transfer of any Note only upon presentation of an executed and duly completed form of transfer substantially in the form set forth in Exhibit E hereto, or such other form as the Issuer and the Depositary may agree, together with any other documents thereby required.

Subject to the foregoing, whenever one or more Certificates shall be surrendered at the office of the Fiscal Agent for exchange for one or more Certificates, together with an executed instrument of assignment and transfer and a written request for the exchange, the Fiscal Agent shall authenticate and deliver or cause to be delivered a Certificate or Certificates, with the notation of the Guarantee endorsed thereon, in a like aggregate principal amount and in such authorized denomination or denominations as may be requested at the office of the Fiscal Agent or by mail (at the request, risk and expense of the holder) to the address appearing in the Note Register.

(v)     Replacements. If any Note shall at any time become mutilated or destroyed or stolen or lost, then, provided that such Note or evidence of the destruction, theft or loss thereof (together with the indemnity hereinafter referred to and such other documents or proof as may be required) shall be delivered to the office of the Fiscal Agent, a replacement Note, of like tenor and principal amount, with the notation of the Guarantee endorsed thereon by the Guarantor, will be issued by the Issuer and, at its request, authenticated by the Fiscal Agent and delivered by the Fiscal Agent at its office in exchange for the Note and notation of Guarantee so mutilated, or in lieu of the Note and notation of Guarantee so destroyed or stolen or lost; provided, further, that, in the case of destroyed, stolen or lost Notes, (A) neither the Issuer nor the Fiscal Agent shall have notice that such Notes have been acquired by a bona fide purchaser, and (B) the Issuer, the Guarantor and the Fiscal Agent shall have received evidence satisfactory to them that such Notes were destroyed, stolen or lost, and the Issuer, the Guarantor and the Fiscal Agent shall have received an indemnity satisfactory to each of them. All expenses and reasonable charges associated with procuring such indemnity, and the cost of the preparation and issue of a replacement for any Note and notation of Guarantee mutilated, destroyed, stolen or lost, shall be paid by the holder of such Note. In case such mutilated, destroyed, stolen or lost Note has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Note, pay or cause to be paid such amount about to become due and payable on such Note. Every new Note and the Guarantee thereof issued pursuant to this Subsection (v) in exchange for or in lieu of any mutilated, destroyed, stolen or lost Note, shall constitute an additional original contractual obligation of the Issuer and the Guarantor, respectively, whether or not the mutilated, destroyed, stolen or lost Note shall be at any time enforceable by anyone. To the extent permitted by law, the provisions of this Subsection (v) are exclusive and shall preclude all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, stolen or lost Notes.

(vi)    Partial Redemptions, Purchases or Repayments. In case a Note is to be redeemed, purchased or repaid in part only, the Fiscal Agent shall, on or after the date fixed for such redemption, purchase or repayment upon surrender of such Note to the Fiscal Agent, register for exchange to the holder thereof a new Note having a principal amount equal to the portion thereof remaining outstanding, the Guarantor shall execute a notation of Guarantee with respect thereto, and the Fiscal Agent shall deliver the new Note to such holder.

(vii)   Delivery. All Notes issued pursuant to Subsections (i) through (vi) of this Section 5(b) shall be delivered to the holder at the office of the Fiscal Agent or (at the risk of the holder) sent by mail to such address as may be specified by the holder in the request for transfer, exchange or replacement. The Issuer may require payment of a sum sufficient to cover any stamp tax or other governmental charge in connection with any such transfer, exchange or replacement, but no other charge shall be paid in connection with any such registration of transfer, exchange or replacement (except for the expenses referenced in Subsection (v) of this Section 5(b) and the expenses of delivery other than by regular mail). All Notes issued upon any registration of transfer, exchange or replacement of Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits (including the benefits of the Guarantee), as the Notes surrendered upon such registration of transfer, exchange or replacement. Any new Note delivered pursuant to this Section 5 shall be so dated that neither gain nor loss of interest shall result from such transfer, exchange or replacement.

(viii)  Global Notes. Notwithstanding any other provision of this Section 5, a Global Note may not be transferred, except as a whole, to the Depositary, a nominee of the Depositary, a successor Depositary or a nominee of a successor Depositary.

Unless (A) a Global Note is presented by an authorized representative of the Depositary to the Issuer or its agent for registration of transfer, exchange or payment, and (B) any Note issued is registered in the name of the Depositary or a nominee of the Depositary and any payment is made to such Depositary or nominee, except as otherwise provided in this Section 5, any transfer, pledge or other use of any Global Note for value or otherwise shall be wrongful since the registered owner of such Global Note, the nominee of the Depositary, has an interest in such Global Note.

(c) Negotiation of Notes. Notes presented or surrendered to the Fiscal Agent for transfer, exchange or replacement shall be duly endorsed by, or accompanied by written instruments of transfer in a form approved by the Issuer and the Fiscal Agent duly executed by, the registered owner thereof or his attorney duly authorized in writing.

(d) Transfer or Exchange Prior to Redemption. Notwithstanding any other provision of this Agreement, the Fiscal Agent shall not be required to register the transfer or exchange of any Notes after the Notes have been called for redemption.

(e) Information to the Issuer and the Guarantor. At such times as the Issuer or the Guarantor shall reasonably request, the Fiscal Agent shall provide the Issuer or the Guarantor, as the case may be, with a list of the names and addresses of the registered holders of the Notes.

(f) Cancellation and Retirement. Upon surrender to the Fiscal Agent of any Note pursuant to Subsection (b) of this Section 5, the Fiscal Agent shall cancel such Note, and all canceled Notes shall be retired by the Fiscal Agent. No Note shall be deemed to be retired hereunder until retired by the Fiscal Agent; provided that Notes in lieu of which, or in substitution for which, other Notes shall have been authenticated pursuant to the terms of Section 5(b)(iv) hereof but which shall not have been delivered to the Fiscal Agent pursuant to said Section 5(b)(iv) shall not be deemed to be outstanding (unless proof satisfactory to the Fiscal Agent is made that any such Note is held by a person in whose hands such Note constitutes a valid obligation of the Issuer). All Notes canceled and retired by the Fiscal Agent pursuant to this Section 5(f) or Section 6(d) shall be destroyed from time to time in a manner consistent with the Fiscal Agent’s securities destruction policy. Upon written request, the Fiscal Agent shall certify the cancellation and retirement of any Notes to the Issuer.

(g) Retirement of Notes Paid or Surrendered by the Issuer. Upon delivery to the Fiscal Agent of any Note canceled pursuant to Section 6(d) hereof, the Fiscal Agent shall retire such Note in accordance with Section 5(f) hereof, and no Note shall be issued in replacement thereof. The acquisition of any Notes by the Issuer shall not be deemed to be a satisfaction of the indebtedness represented by such Notes unless and until the same shall have been delivered by the Issuer to the Fiscal Agent for cancellation in accordance with Section 6(d) hereof and retired by the Fiscal Agent hereunder. Each of the Issuer and the Guarantor will not sell, and will cause its “affiliates” (as defined in paragraph (a)(1) of Rule 144 under the Securities Act) not to sell, any Note as to which it or they hold or acquire any beneficial interest; provided that affiliates of the Issuer or the Guarantor may sell Notes to the Issuer or the Guarantor or to other such affiliates.

6.     Duties of Fiscal Agent.

(a) Principal and Interest. Payment of the principal of and interest on the Notes shall be made by the Fiscal Agent on each Interest Payment Date (as defined in the Notes), the stated maturity date for the Notes and on any date fixed for redemption thereof, subject in each case to Condition 2(d) of the Notes (collectively, as modified with respect to any place of payment by such Condition 2(d), the “Payment Dates”), in the manner set forth in the Notes, out of monies deposited for such payments by the Issuer or the Guarantor with the Fiscal Agent as provided in Section 6(b) hereof;

(b) Payments. The Issuer or the Guarantor shall deposit funds in U.S. Dollars in the following amounts into the account of the Fiscal Agent in London, United Kingdom, in such form as will be available in each case by 11:00 a.m., London time (or in the case of payment of the principal amount of the Notes at stated maturity, by 12:00 noon, London time) on the day that is a business day in The City of New York, London, Calgary and Seoul (“Business Day”) prior to the applicable Payment Date:

(i)     Amounts sufficient to pay the interest becoming due on the Notes on each related Interest Payment Date. The Fiscal Agent shall apply such amounts to the payment of such interest in accordance with the terms of the Notes. Interest payable on the Notes on an Interest Payment Date shall (except as provided in Section 6(c) hereof) be paid to each holder of record of the Notes at the close of business on the record date for such Interest Payment Date in U.S. Dollars by wire transfer in same day funds to the registered account of each holder or if it does not have a registered account, by a U.S. Dollar check drawn on a bank that processes payments in U.S. Dollars and mailed to the holder’s registered address. Except as otherwise set forth in the Notes, the record date for each Interest Payment Date shall be the fifteenth day prior to such Interest Payment Date; and

(ii)    An amount which shall equal the principal amount of all the Notes outstanding at the maturity date or, in the case of any redemption of the Notes, an amount equal to the redemption price of the Notes. The Fiscal Agent shall apply such amount to the payment of the principal or redemption price, as the case may be, of the Notes in accordance with the terms thereof.

The Issuer (failing whom the Guarantor) shall procure that on or before 11:00 a.m. (London time) on the second business day prior to each due date for payment to the Fiscal Agent of principal and/or premium (if any) in respect of the Notes, the bank through which such payment is made will send to the Fiscal Agent confirmation that it has received from the Issuer an irrevocable instruction to make the relevant payment.

If for any reason the amounts paid to the Fiscal Agent pursuant to this Section 6(b) are insufficient to satisfy all such claims in respect of all Notes, the Fiscal Agent shall not be obliged to pay any such claims until the Fiscal Agent has received the full amount of the monies then due and payable. The Fiscal Agent shall be entitled to make payments net of Taxes (“Taxes” means deduction or withholding for or on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature) or other sums required by any Applicable Law (as defined below) to be withheld or deducted.

(c) Special Record Date. The persons in whose names the Notes are registered at the close of business on any record date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date notwithstanding any transfer or exchange subsequent to the record date and prior to such Interest Payment Date, except if and to the extent that there shall be a default in the payment of the interest due on such Interest Payment Date, in which case such defaulted interest shall (unless paid together with principal of the Notes in full other than on an Interest Payment Date) be paid to the persons in whose names the Notes are registered at the close of business on a subsequent record date (which shall be not less than five business days prior to the date of payment of such defaulted interest) established by notice given by mail by or on behalf of the Issuer or the Guarantor to the holders of the Notes not less than 15 days preceding such subsequent record date.

(d) Cancellation of Notes Paid or Surrendered by the Issuer. Upon payment by the Fiscal Agent of the principal of Notes presented to it for payment at maturity or on redemption and upon surrender to the Fiscal Agent of any Notes acquired by the Issuer, the Fiscal Agent shall cancel such Notes, and all such Notes shall be retired by the Fiscal Agent.

(e) Notices to the Issuer and the Guarantor. The Fiscal Agent shall promptly notify the Issuer and the Guarantor, by facsimile or telephone confirmed in writing (with copies of such written confirmation to each of the other agents appointed pursuant to Section 3 hereof), if the Fiscal Agent shall receive from the holder of any Note any written notice of any default thereunder or any written demand for payment of any principal of or interest on any of the Notes due on any Payment Date and not paid thereon in accordance with the terms of the Notes, of any acceleration of the Notes pursuant to the terms thereof and of any rescission and annulment of any such acceleration. Such notice shall be given in accordance with Section 16 hereof.

(f) Notices and Reports to Holders. The Fiscal Agent shall give notice to the holders of the Notes by mail as provided in the Notes of any redemption of the Notes, of any change in the Fiscal Agent, of any acceleration of the Notes pursuant to the terms thereof and of any rescission or annulment of any such acceleration.

(g) Additional Amounts. If the Issuer or the Guarantor is required to pay any Additional Amounts as specified in the Notes, the Issuer or the Guarantor, as the case may be, shall deliver to the Fiscal Agent for delivery to the holders of the Notes at the time of any such payment a statement specifying the amount of taxes so paid by the Issuer or the Guarantor as Additional Amounts. All references in this Agreement to principal and interest in respect of the Notes, unless the context otherwise requires, shall be deemed to mean and include all Additional Amounts, if any, payable in respect thereof as set forth in the Notes.

(h) Payment Subject to Applicable Law. Subject to and in accordance with this Agreement, the Fiscal Agent shall be entitled to make any payment in respect of the Notes net of any taxes or other sums required by any Applicable Law (“Applicable Law” means applicable laws and regulations and agreements entered into by the parties hereto with any Authority or between two or more Authorities or any rule or practice of any Authority by which any party hereto is bound or with which it is accustomed to comply. (“Authority” means any competent regulatory, tax, prosecuting or government authority.)) to be withheld or deducted.

7.     Redemption for Tax or Other Reasons.

(a) At least 30 days’ prior to any date designated for the redemption of Notes pursuant to Condition 4 or Condition 5 of the Notes the Issuer shall give irrevocable written notice to the Fiscal Agent that the Notes will be redeemed pursuant to Condition 4 or Condition 5 of the Notes, as applicable, on the date of redemption specified in such notice. For the redemption of Notes pursuant to Condition 4 of the Notes, such notice shall be accompanied by the officer’s certificate required by Condition 4 of the Notes.

(b) Upon receipt of notice from the Issuer pursuant to Subsection (a) above, the Fiscal Agent shall cause to be mailed, on behalf of the Issuer, a notice of redemption of the Notes as provided in the Notes. Such notice shall specify the date fixed for redemption, the redemption price and the place or places of payment.

8.     Conditions of Agents’ Obligations. The Agents accept their obligations herein set forth, upon the terms and conditions hereof, including the following, to all of which the Issuer and the Guarantor jointly and severally agree and to all of which the rights hereunder of the holders from time to time of the Notes shall be subject.

(a) Compensation and Indemnification; Disclaimer of Liability. The Issuer and the Guarantor jointly and severally agree (i) to pay the Agents promptly the fee agreed upon in writing between the Issuer and the Guarantor on the one hand and the Agents on the other hand comprising (x) the compensation for all services rendered by the Agents hereunder and (y) all out-of-pocket expenses (other than counsel fees) they may incur in connection with the performance of their duties hereunder ((x) and (y), collectively, the “Fees and Expenses”) and (ii) to reimburse the Agents for any counsel fees properly incurred by them in connection with the performance of their duties hereunder. The Issuer and the Guarantor also jointly and severally agree to indemnify the Agents (including their officers, directors, employees and agents) for, and to hold them harmless against, any loss, liability or expense (including counsel fees properly incurred in connection therewith) incurred without gross negligence, willful default or fraud on the part of the Agents, arising out of or in connection with acting as Agents hereunder. If any of the Agents are required to process payments to the holders (including but not limited to payments to the holders in connection with the exercise of redemption rights by the holders upon a change of control event) other than the usual scheduled coupon and redemption payments to the clearing system, the Fiscal Agent and the Issuer shall negotiate in good faith regarding any additional compensation to such Agent or the Fiscal Agent. The obligations of the Issuer and the Guarantor under this Subsection (a) shall survive the payment of the Notes and the resignation or removal of the Agents.

(b) Agents of the Issuer and the Guarantor. In acting under this Agreement and in connection with the Notes, the Agents are acting solely as agents of the Issuer and the Guarantor and do not assume any fiduciary obligation or relationship of agency or trust for or with any of the owners or holders of the Notes. All funds held by the Agents for payment of the principal of, and premium, if any, and interest on (including any Additional Amounts payable in respect thereof), any outstanding Notes need not be segregated from other funds of the Agents except as required by applicable law, and shall be applied as set forth herein and in such Notes; provided, however, that monies held by the Fiscal Agent in respect of the principal of, and premium, if any, or interest on (including any Additional Amounts payable in respect thereof), Notes remaining unclaimed at the end of two years after such principal, premium or interest (including any Additional Amounts) shall have become due and payable shall be returned to the Issuer or the Guarantor, as applicable. Any funds held by the Agents are held as a banker and not subject to the United Kingdom Financial Services Authority Client Money rules.

(c) Counsel. The Agents may consult with counsel or other professional advisers satisfactory to it, who may be counsel or adviser to the Issuer or the Guarantor, and the opinion of such counsel or adviser shall be full and complete authorization and protection in respect of any action taken or omitted to be taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel or adviser. In the event the Agents shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from the Issuer or the Guarantor, in its reasonable opinion, conflict with any of the provisions of this Agreement or Applicable Law, it shall be entitled to refrain from taking any action until it receives an opinion of such counsel or adviser in respect of such duties, rights, instructions, claims or demands, as applicable. The costs of such counsel or adviser shall be borne by the Issuer or the Guarantor.

(d) Documents. The Agents and any other agents appointed pursuant to Section 3 hereof shall be protected and shall incur no liability for or in respect of any action taken or loss suffered by it in reliance upon any Note, notice, direction, consent, certificate, affidavit, statement or other paper or document reasonably believed by it to be genuine and to have been signed by the proper parties.

(e) Certain Transactions. The Agents and any other agent appointed pursuant to Section 3 hereof may become the owner of, or acquire an interest in, any Notes, with the same rights that it would have if it were not the Agents or such other agent, as the case may be, hereunder, and may engage or be interested in any financial or other transaction with the Issuer or the Guarantor and may act on, or as depositary, trustee or agent for, any committee or body of holders of Notes or other obligations of the Issuer or the Guarantor as freely as if it were not the Agents or such other agent, as the case may be, hereunder. The foregoing provisions of this Subsection (e) shall also apply to any officer, director or employee of the Agents or of any other agent appointed pursuant to Section 3 hereof as if such officer, director or employee were not an officer, director or employee of the Agents or such other agent, as the case may be.

(f) No Liability for Interest. The Agents shall not be under any liability for interest on any monies at any time received or held by it pursuant to any of the provisions of this Agreement or of any of the Notes unless otherwise agreed between the Agents on the one hand and, the Issuer and/or the Guarantor, as applicable, on the other.

(g) No Liability for Invalidity. The Agents make no representation as to the validity or sufficiency of this Agreement or any of the Notes; provided that the Agents shall not be relieved of its duty to authenticate Notes as authorized herein.

(h) No Responsibility for Representations. The Agents shall not be responsible for any of the recitals or representations herein or in any of the Notes (except its certificate of authentication thereon), all of which are made by the Issuer and the Guarantor.

(i) No Implied Obligations. The Agents shall be obligated to perform such duties and only such duties as are herein and in the Notes specifically set forth, and no implied duties or obligations shall be read into this Agreement or any of the Notes against the Agents. The Agents shall not be accountable or under any duty or responsibility for the use by the Issuer of any of the Notes authenticated and delivered to the Issuer pursuant to this Agreement or for the application by the Issuer of the proceeds of any of the Notes. The Agents shall not have any duty or responsibility in case of any default by the Issuer or the Guarantor of the performance of their covenants or agreements contained in the Notes or in the case of the receipt of any written demand from a holder of a Note with respect to such default, including without limiting the generality of the foregoing, any duty or responsibility to accelerate the maturity of any of the Notes or to initiate or attempt to initiate any proceedings at law or otherwise, or, except as provided in Section 6(e) or 8(j) hereof, to make any demand for payment upon the Issuer or the Guarantor, as applicable.

(j) Forwarding of Notices. If the Agents shall receive any notice or demand addressed to the Issuer or the Guarantor by the holder of a Note pursuant to the provisions of the Notes, the Agents shall promptly forward such notice or demand to the Issuer or the Guarantor, as appropriate.

(k) No Obligation to Risk Funds. The Agents shall not be required to take any action involving the expenditure or risk of its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it has reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it; provided, however, that the Agents may not refuse or fail to perform any of its duties hereunder solely as a result of nonpayment by the Issuer and the Guarantor of the Agents’ normal fees and expenses incurred in the ordinary course of its business; and provided, further, that nothing in this Section 8 shall be construed to limit the exercise by the Agents of any right or remedy permitted under this Agreement in the event of the Issuer’s and the Guarantor’s failure to pay its fees and expenses. Notwithstanding the foregoing, the Agents shall not in any event be required (i) to initiate any suit, action or proceeding (arbitral or otherwise) arising out of or in connection with this Agreement or the Notes or (ii) to take any action which in its judgment (x) is contrary to this Agreement or applicable law or (y) exposes it or any of its directors, officers, attorneys, agents or employees to personal liability.

(l) Disclaimer of Liability. None of the Agents or any of its directors, officers, attorneys, agents or employees shall be liable to the Issuer, the Guarantor, the holder of any Note or to any other person or entity whatsoever for any action taken or omitted to be taken by it, or by them on its behalf, as the Agents under this Agreement or otherwise in connection with any of the foregoing, except for its or their negligence, willful default or fraud. In particular, and without limiting the generality of the foregoing, none of the Agents or any of their directors, officers, attorneys, agents or employees shall be liable to the Issuer, the Guarantor, the holder of any Note or to any other person or entity whatsoever (i) for any action taken, omitted to be taken in reliance upon instructions or requests from the Issuer or the Guarantor for which it believes to be genuine, (ii) for any payment due on any Note, except as specified in Section 8(b) hereof, (iii) for any error or alleged error that was not the result of a negligence of the Agents or any of their directors, officers, attorneys, agents or employees to ascertain the pertinent facts, (iv) with respect to any nonperformance or delay in performance hereunder by reason of any provision of any present or future law or regulation or any action of any governmental authority, or by reason of any act of God or war or other circumstance beyond its control which prevents or forbids the Agents from, or subjects the Agents to any actual or potential civil or criminal penalty on account of, doing or performing any act which is to be performed by it hereunder; under no circumstances shall the Agents incur any liability for failing to resume performance within a particular time period, provided that the Agents shall use reasonable efforts to resume performance as soon as practicable under the circumstances, or (v) with respect to any failure to take any action which (x) is contrary to this Agreement or applicable law or (y) exposes the Agents or any of their directors, officers, attorneys, agents or employees to personal liability. In addition, the Agents shall not be liable under any circumstances for any special, punitive, indirect or consequential loss or damage, whether or not foreseeable. The provisions of this subsection 8(l) shall survive the termination or expiry of this Agreement and the resignation and/or removal of the Agents.

(m) Subagents. The Agents may employ agents and attorneys-in-fact and shall not be answerable, except as provided above as to monies or securities received by it or its authorized agents, for the default or misconduct of any such agents or attorneys-in-fact selected by it in good faith; provided, however, that the Agents shall obtain the consent of the Issuer and the Guarantor prior to appointing any authenticating agent, paying agent, transfer agent or note registrar.

(n) Illegality.

(1) In the event the Agents shall be uncertain as to their duties or rights hereunder or shall receive instructions, claims or demands from the Issuer or the Guarantor, in its reasonable opinion, conflict with any of the provisions of this Agreement, they shall be entitled to refrain from taking any action until they receive an opinion from its legal counsel in respect of such uncertainty or conflict.

(2) Notwithstanding anything else herein contained, the Agents may refrain without liability from doing anything that would or might in its reasonable opinion be contrary to any applicable law of any state or jurisdiction (including but not limited to Germany, the United States of America or any jurisdiction forming a part of it and England & Wales) or any applicable directive or regulation of any agency of any such state or jurisdiction and may without liability do anything which is, in its reasonable opinion, necessary to comply with any such law, directive or regulation.

(o) Satisfaction of Payment Obligations of the Issuer and the Guarantor. Notwithstanding anything to the contrary herein, with respect to any obligations of the Issuer and the Guarantor to pay the Agents the Fees and Expenses and the legal fees under this Agreement, the Agents acknowledge and agree that:

(1) all payments in respect of the Fees and Expenses and the legal fees shall be made, performed and satisfied in whole solely by the Issuer; and

(2) in the event that a successor agent is appointed pursuant to Section 9, (x) the predecessor agent shall become obligated to pay, and the successor agent shall be entitled to receive, all Fees and Expenses due to the successor agent and (y) the successor agent shall be entitled to receive from the Issuer any legal fees incurred, in each case, in connection with its services to be rendered by the successor agent under this Agreement following such appointment, and the Issuer and the Guarantor shall have no payment obligations to the successor agent in respect thereof.

(p) Repayment of Monies Held by Fiscal Agent. In connection with the satisfaction and discharge of the Issuer’s or the Guarantor’s obligations under this Agreement, all monies then held by the Fiscal Agent or any other agent under the provisions of this Agreement shall, upon written demand of the Issuer or the Guarantor, as applicable, be repaid to it and thereupon such agent shall be released from all further liability with respect to such monies.

(q) Return of Unclaimed Monies Held by Fiscal Agent. Any monies deposited with or paid to the Fiscal Agent for the payment of the principal of or interest on any Note and not applied shall have become due and payable, shall, unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property law, be repaid to the Issuer or the Guarantor, as applicable, by the Fiscal Agent, and the holder of such Note shall, unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property laws, thereafter look only to the Issuer and the Guarantor for any payment which such holder may be entitled to collect, and all liability of the Fiscal Agent with respect to such monies shall thereupon cease.

(r) Information Provision. The Issuer and the Guarantor shall provide the Agents with information required by the Agents to comply with any Applicable Law, unless such information is not reasonably available or cannot be obtained, or the provision of such information would result in a violation of other Applicable Law or a breach in fiduciary duties or the duty of confidentiality. The Issuer and the Guarantor, as the case may be, shall notify the Agents in writing within 30 days of any change of its tax status pursuant to Applicable Law and whether it determines that a withholding is required.

(s) EU Bail-in. The Issuer and the Guarantor acknowledges and accepts that, notwithstanding any other provision of the Agreement or any other agreement, arrangement or understanding between the parties:

(i)	any Liability may be subject to the exercise of Write-down and Conversion Powers by the Resolution Authority;

(ii)

each of the Issuer and the Guarantor will be bound by the effect of any application of any Write-down and Conversion Powers in relation to any Liability and in particular (but without limitation) by: (a) any reduction in the principal amount, in full or in part, or outstanding amount due (including any accrued but unpaid interest) in respect of any Liability; and (b) any conversion of all or part of any Liability into ordinary shares or other instruments of ownership of Citigroup Global Markets Deutschland AG or any other person that may result from any exercise of any Write-down and Conversion Powers in relation to any Liability;

(iii)

the terms of the Agreement and the rights of the Issuer and the Guarantor hereunder may be varied, to the extent necessary, to give effect to any exercise of any Write-down and Conversion Powers in relation to any Liability and the Issuer and the Guarantor will be bound by any such variation; and

(iv)

ordinary shares or other instruments of ownership of Citigroup Global Markets Deutschland AG or any other person may be issued to or conferred on the Issuer and the Guarantor as a result of any exercise of any Write-down and Conversion Powers in relation to any Liability.

“Liability” means any liability of Citigroup Global Markets Deutschland AG to the Issuer and the Guarantor arising under or in connection with the Agreement;

“Resolution Authority” means the German Federal Agency for Financial Markets Stabilisation (Bundesanstalt für Finanzmarktstabilisierung), or any other body which has authority to exercise any Write-down and Conversion Powers;

“Write-down and Conversion Powers” means any write-down, conversion, transfer, modification or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in Germany, relating to the transposition of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms as amended from time to time, including but not limited to the German Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz) as amended from time to time, and the instruments, rules and standards created thereunder, pursuant to which: (i) any obligation of Citigroup Global Markets Deutschland AG (or other affiliate of such entity) can be reduced, cancelled, modified or converted into shares, other securities or other obligations of such entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of Citigroup Global Markets Deutschland AG may be deemed to have been exercised.

9.     Resignation or Termination; Appointment of Successor.

(a) Maintenance of Fiscal Agent. The Issuer and the Guarantor agree, for the benefit of the holders from time to time of the Notes, that there shall at all times be a Fiscal Agent hereunder that shall be a bank or trust company organized and doing business under the laws of the United States of America, the State of New York or London, United Kingdom, in good standing and having an established place of business in The City of New York or London, United Kingdom, and having a combined capital and surplus of at least US$50,000,000 and authorized under such laws to exercise corporate trust powers, until all of the Notes authenticated and delivered hereunder (i) shall have been delivered to the Fiscal Agent for cancellation or (ii) become due and payable and monies sufficient to pay the principal of and interest on such Notes shall have been made available for payment and either paid or returned to the Issuer or the Guarantor, as applicable, as provided herein (the “Termination Date”).

(b) Appointment and Termination of Additional Agents. The Issuer and the Guarantor may at any time and from time to time vary or terminate the appointment of any agent appointed pursuant to Section 3 hereof or appoint any additional agents for any or all of the purposes stated therein; provided, however, that until the Termination Date, (i) the Issuer and the Guarantor will at all times maintain an office or agency in The City of New York or London, United Kingdom where the Notes may be presented or surrendered for payment, registration of transfer or exchange as provided in the Notes, and where notices and demands to or upon the Issuer and the Guarantor in respect of the Notes and this Agreement may be served and (ii) for so long as the Notes are listed on the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) and the rules of the Singapore Exchange so require, the Issuer and the Guarantor shall appoint and maintain a paying and transfer agent with a specified office in Singapore, where the Notes may be presented or surrendered for payment or redemption, in the event that the Issuer issues individual definitive Certificates for the Notes. The Issuer or the Guarantor, as the case may be, will give prompt written notice to the Fiscal Agent of the appointment or termination of any such agent and the location and any change in the location of any such office or agency and shall give notice thereof to holders of the Notes in accordance with the terms thereof.

(c) Resignation and Removal of Fiscal Agent. Subject to the provisions of this Subsection (c), (i) the Fiscal Agent may at any time resign as the Fiscal Agent by giving written notice to the Issuer and the Guarantor of such intention on its part, specifying the date on which its desired resignation is desired to become effective, provided that such date shall not be less than 90 days after the date on which such notice is given unless the Issuer and the Guarantor agree to accept shorter notice; and (ii) the Fiscal Agent may be removed at any time by the filing with it of an instrument in writing signed by or on behalf of the Issuer and the Guarantor specifying such removal and the date when it shall become effective. Any resignation or removal of the Fiscal Agent shall take effect upon the appointment by the Issuer and the Guarantor, as hereinafter provided, of a successor to the Fiscal Agent and the acceptance of such appointment by such successor. After the resignation or removal of the Fiscal Agent, the provisions of Section 8 hereof shall inure to its benefit as to any action taken or omitted to be taken by it while it was the Fiscal Agent hereunder. If no successor Fiscal Agent has been appointed 30 days after such written notice of resignation has been given to the Issuer and the Guarantor, the Fiscal Agent may, on behalf of and at the expense of the Issuer and the Guarantor, appoint an internationally recognized financial institution which shall be approved and appointed by the Issuer, such approval of the Issuer not to be unreasonably withheld.

(d) Incapacity of Fiscal Agent. If at any time the Fiscal Agent shall resign, or shall be removed, or shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or shall file a voluntary petition in bankruptcy or make an assignment for the benefit of its creditors or consent to the appointment of a receiver or conservator of all or any substantial part of its property, or shall generally not be paying its debts as they become due, or if an order of any court shall be entered approving any petition filed by or against it under the provisions of Chapter 7 or 11 of Title 11 of the United States Code or under the provisions of any similar legislation or if a receiver or custodian of it or of all or any substantial part of its property shall be appointed, or if any public officer shall have taken charge or control of the Fiscal Agent or of its property or affairs, for the purpose of rehabilitation, conservation or liquidation, a successor Fiscal Agent, qualified as aforesaid, shall be appointed by the Issuer and the Guarantor by an instrument in writing filed with the successor Fiscal Agent. Upon the appointment of a successor Fiscal Agent and acceptance by it of such appointment, the Fiscal Agent so superseded shall cease to be the Fiscal Agent.

(e) Successor Agents. Any successor Fiscal Agent appointed hereunder shall execute, acknowledge and deliver to its predecessor, the Issuer and the Guarantor an instrument accepting such appointment hereunder, and thereupon such successor Fiscal Agent, without any further act, deed or conveyance, shall become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor, with like effect as if originally named as the Fiscal Agent hereunder, and such predecessor Fiscal Agent shall thereunder become obligated to transfer, deliver and pay over, and such successor Fiscal Agent shall be entitled to receive, all monies, securities and other property on deposit with or held by such predecessor Fiscal Agent hereunder, including the portion of the Fees and Expenses due to the successor Fiscal Agent pursuant to Section 8(o)(2). The Issuer and the Guarantor will give prompt written notice to each other agent named pursuant to Section 3 hereof of the appointment of a successor Fiscal Agent and shall give notice to holders of the Notes.

(f) Merger or Consolidation of Fiscal Agent. Any corporation or bank into which the Fiscal Agent may be merged or converted or any corporation or bank with which the Fiscal Agent may be consolidated, or any corporation or bank resulting from any merger, conversion or consolidation to which the Fiscal Agent shall be a party, or any corporation or bank to which the Fiscal Agent shall sell or otherwise transfer all or substantially all of the corporate trust business of the Fiscal Agent shall be a successor Fiscal Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that such successor Fiscal Agent shall be qualified as elsewhere provided in this Agreement.

10.    Other Agreements of the Issuer and the Guarantor.

(a) Payment of Stamp Taxes and Other Duties. The Issuer or Guarantor, as applicable, will pay all stamp or other documentary taxes and other duties, if any, to which, under applicable law, this Agreement or the original issuance of the Notes and the Guarantee may be subject.

(b) Provision of Notes. The Issuer will execute and deliver to the Fiscal Agent

Notes (duly executed and including the Guarantor’s notation of Guarantee as provided herein and therein) in such amounts and at such times as to enable the Fiscal Agent to fulfill its responsibilities under this Agreement and such Notes.

11.    GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

12.    Noteholder Agreement Regarding Transfers. By its acceptance thereof, each holder of an interest in the Rule 144A Global Note or any Note bearing the Rule 144A Legend represents to the Issuer that such holder will not offer, sell, pledge or otherwise transfer such interest except (A) (1) to the Issuer, (2) to a person or entity who such holder reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, (3) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act, (4) pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available), (5) pursuant to another exemption from the Securities Act, provided that, as a condition to the registration of the transfer thereof, the Company or the Fiscal Agent may require the delivery of any documents, including an opinion of counsel that it, in its sole discretion, may deem necessary or appropriate to evidence compliance with such exemption, or (B) pursuant to an effective registration statement under the Securities Act, and, in each of such cases in accordance with any applicable securities laws of any state of the United States. The holder agrees to, and each subsequent holder is required to, notify any purchaser of the Notes from it of the resale restrictions referred to in (A) above, if then applicable.

13.    Amendment. This Agreement may be amended by the parties hereto, without the consent of the holder of any Note, for the purpose of (i) adding to the covenants of the Issuer or the Guarantor for the benefit of such holders, (ii) surrendering any right or power conferred upon the Issuer or the Guarantor, (iii) securing the Notes pursuant to the requirements of such Notes or otherwise, or curing any ambiguity, (iv) providing for the issuance of Additional Notes in accordance with the limitations set forth in this Agreement and the Notes, (v) correcting or supplementing any defective provision contained herein, or (vi) in regard to such matters or questions arising under this Agreement as the Issuer, the Guarantor and the Fiscal Agent may deem necessary or desirable, provided such action shall not adversely affect in any material respect the interests of the holders of the Notes at the time outstanding except pursuant to a resolution of the holders of the Notes adopted pursuant to the applicable provisions of Section 15 hereof and such Notes. For the avoidance of doubt, the Fiscal Agent may, but shall not be obliged, to use its discretion to agree to such amendment and the Fiscal Agent shall not be obliged to determine whether any amendment is materially adverse to the interests of the holders.

14.    Entire Agreement.

(a) This Agreement contains the whole agreement between the parties relating to the subject matter of this Agreement at the date of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

(b) Each party to this Agreement acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

(c) So far as is permitted by law and except in the case of fraud, each party to this Agreement agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

15.    Meetings of Noteholders.

(a) Call of Meetings. The Issuer or the Guarantor may at any time and from time to time call a meeting of the holders of the Notes, such meeting to be held at such time and at such place as the Issuer or the Guarantor may determine, for any purpose referred to herein or in such Notes. Upon a request in writing made by the holders of not less than 10% of the aggregate outstanding principal amount of the Notes after such Notes shall have become due and payable due to a default, the Fiscal Agent shall convene a meeting of the holders of such Notes, such meeting to be held at such time and such place as the Fiscal Agent shall determine. Notice of any meeting of the holders of the Notes, setting forth the time and place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given by the Fiscal Agent at the expense of the Issuer to the holders of such Notes by mail not less than 20 nor more than 180 days prior to the date fixed for the meeting. To be entitled to vote at any meeting of the holders of the Notes, a person shall be (i) a holder of one or more Notes or (ii) a person duly appointed by an instrument in writing as proxy by the holder of one or more Notes. The only persons who shall be entitled to be present or to speak at any meeting of the holders of the Notes shall be the persons entitled to vote at such meeting and their counsel and any representatives of the Issuer, the Guarantor, the Fiscal Agent and their counsel.

(b) Quorum. The quorum requirements at any meeting of the holders of the Notes shall be set forth in the Notes. No business shall be transacted in the absence of a quorum, unless a quorum is present when the meeting is called to order. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting may be adjourned for a period of not less than 10 days as determined by the temporary chairman of the meeting appointed pursuant to Section 15(e) hereof. Notice of the reconvening of any adjourned meeting shall be given as provided above except that such notice need be given only once but must be given no less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of an adjourned meeting shall state expressly the percentage of the aggregate principal amount of the outstanding Notes that shall constitute a quorum.

(c) Proxies. Any holder of a Note who has executed an instrument in writing appointing a person as proxy shall be deemed to be present for the purposes of determining a quorum and be deemed to have voted in accordance with the vote of the person appointed as such proxy; provided that the holder of such Note shall be considered as present or voting only with respect to the matters voted on by such person in accordance with such instrument in writing. Any resolution passed or decision taken at any meeting of holders of the Notes duly held in accordance with this Section 15 shall be binding on the holders of all of the Notes whether or not present or represented at such meeting.

(d) Eligible Holders. The holding of the Notes shall be proved by the registry books maintained in accordance with Section 5(a) hereof or by a certificate or certificates of the Fiscal Agent. The Issuer may, at its option, fix a record date for the determination of holders entitled to vote at any meeting, but the Issuer shall have no obligation to do so.

(e) Chairman. The Issuer shall appoint a temporary chairman of the meeting. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the holders of a majority in principal amount of the Notes represented at the meeting. At any meeting each holder of a Note or proxy shall be entitled to one vote for each US$100,000 in aggregate principal amount of such Notes held or represented by him. The chairman of the meeting shall have no right to vote except as the holder of a Note or proxy. Any meeting of the holders of the Notes duly called at which a quorum is present may be adjourned from time to time, and the meeting may be held as so adjourned without further notice.

(f) Voting. The vote upon any resolution submitted to any meeting of the holders of the Notes shall be by written ballot on which shall be subscribed the signatures of such holders or proxies and on which shall be inscribed the serial number or numbers of the Notes held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in triplicate of the proceedings of each meeting of holders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits of one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was published as provided above. The record shall be signed and verified by the permanent chairman and secretary of the meeting and one of the triplicates shall be delivered to each of the Issuer, the Guarantor and the Fiscal Agent to be preserved by the Fiscal Agent, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

16.    Notices.

(a) All notices or communications hereunder, except as herein otherwise specifically provided, shall be in writing, in the English language, and shall be deemed to have been given when delivered, transmitted by facsimile to the parties hereto as follows:

If to the Issuer:

Harvest Operations Corp.:

Address:	Suite 1500, 700 – 2nd Street SW
Calgary, Alberta T2P 2W1, Canada
Attention:	Grant Ukrainetz - Vice-President, Finance
Facsimile:	+1 403 265 1178

If to the Guarantor:

Korea National Oil Corporation:

Address:	305 Jongga-ro, Jung-gu
Ulsan 44538
Korea

Attention:	Production Operation Dept.

Facsimile:	+82 52 216 5938

If to the Fiscal Agent:

Citibank, N.A., London Branch:

Address:	c/o Ground Floor
1 North Wall Quay
Dublin 1
Ireland

Attention:	Agency and Trust – PPA Payments

Facsimile:	+353 1 662 2210

With a copy to:

Address:	Citibank, N.A.
39th Floor, Citibank Tower,
3 Garden Road, Central
Hong Kong

Attention:	Agency and Trust

Facsimile:	+852 2323 0279

The foregoing addresses for notices or communications may be changed by written notice given by the addressee to each party hereto, and the addressee’s address shall be deemed changed for all purposes from and after the giving of such notice.

(b) Where this Agreement provides for notice to the holder of any Note, such notices shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed first-class postage prepaid, to each holder entitled thereto, at his last address as it appears in the Note Register.

Notwithstanding the foregoing, so long as any Note is represented by a Global Note and the Global Note is held by or on behalf of the Clearing Systems, notice to holders of any such Note may be given by delivery of the relevant notice to the Clearing Systems or their successors for communication by them to entitled accountholders in accordance with the applicable procedures of the relevant Clearing Systems in substitution for notification as required by the foregoing sentence.

(c) If the Fiscal Agent shall receive any notice or demand addressed to the Issuer or the Guarantor by the holder of a Note, the Fiscal Agent shall promptly forward such notice or demand to the Issuer or the Guarantor, as applicable.

17.    Counterparts. This Agreement may be executed in separate counterparts, and by each party separately on a separate counterpart, each such counterpart, when so executed and physically or electronically delivered, to be an original. Such counterparts shall together constitute but one and the same instrument.

18.    Consent to Jurisdiction; Appointment of Agent. Each of the Issuer and the Guarantor (a) agrees that any legal suit, action or proceeding arising out of or based upon this Agreement, the Notes or the Guarantee may be instituted in any state or federal court in the Borough of Manhattan, The City of New York, (b) waives, to the fullest extent permitted by law, any objection which it may have now or hereafter to the laying of the venue of any such suit, action or proceeding, and (c) irrevocably submits to the jurisdiction of any such court in any such suit, action or proceeding. Each of the Issuer and the Guarantor hereby designates Corporation Service Company as its authorized agent to accept and acknowledge on its behalf service of any and all process which may be served in any such suit, action or proceeding in any such court and agrees that service of process upon said agent at its office at 1180 Avenue of the Americas, Suite 210, New York, NY 10036, United States of America (or at such other address as such agent may designate by written notice to the Issuer, the Guarantor and the Fiscal Agent) in any manner permitted by applicable law, and written notice of said service to the Issuer, mailed or delivered to it, at Suite 1500, 700 – 2nd Street SW, Calgary, Alberta T2P 2W1, Canada, Attention: Grant Ukrainetz - Vice-President, Finance, and to the Guarantor, mailed or delivered to it, at 305 Jongga-ro, Jung-gu, Ulsan 44538, Korea, Attention: Production Operation Dept., shall be deemed in every respect effective service of process upon the Issuer or the Guarantor, as applicable, in any such suit, action or proceeding and shall be taken and held to be valid personal service upon the Issuer or the Guarantor, as applicable, whether or not such party shall then be doing, or at any time shall have done, business within the State of New York, and that any such service of process shall be of the same force and validity as if service were made upon it according to the laws governing the validity and requirements of such service in such State, and waives all claim of error by reason of any such service. Neither such appointment nor such acceptance of jurisdiction shall be interpreted to include actions brought under the United States federal securities laws. Said designation and appointment shall be irrevocable until the Termination Date.

IN WITNESS WHEREOF, the parties hereto have executed this Fiscal Agency Agreement as of the date first above written.

HARVEST OPERATIONS CORP.

By: ______________________
Name: Sungki Lee
Title: Chief Financial Officer

KOREA NATIONAL OIL CORPORATION

By: ______________________
Name:
Title:

CITIBANK, N.A., LONDON BRANCH

By: ______________________
Name:
Title:

CITIGROUP GLOBAL MARKETS DEUTSCHLAND AG

By: ______________________
Name:
Title:

[Signature page to the Fiscal Agency Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Fiscal Agency Agreement as of the date first above written.

HARVEST OPERATIONS CORP.

By: ______________________________
Name:
Title:

KOREA NATIONAL OIL CORPORATION

울산광역시 중구 종가로 305번지
한 국 석 유 공 사
By: 사 장 김 정 래 ______________________________
Name: Jung Rae Kim
Title: President and Chief Executive
Officer

CITIBANK, N.A., LONDON BRANCH

By: ______________________________
Name:
Title:

CITIGROUP GLOBAL MARKETS DEUTSCHLAND AG

By: ______________________________
Name:
Title:

[Signature Page to the Fiscal Agency Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Fiscal Agency Agreement as of the date first above written.

HARVEST OPERATIONS CORP.

By: ______________________________
Name:
Title:

KOREA NATIONAL OIL CORPORATION

By: ______________________________
Name:
Title:

CITIBANK, N.A., LONDON BRANCH

By: ______________________________
Name: Jane Dulson
Title: Director

CITIGROUP GLOBAL MARKETS DEUTSCHLAND AG

By: ______________________________
Name:
Title:

[Signature page to the Fiscal Agency Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Fiscal Agency Agreement as of the date first above written.

HARVEST OPERATIONS CORP.

By: ______________________________
Name:
Title:

KOREA NATIONAL OIL CORPORATION

By: ______________________________
Name:
Title:

CITIBANK, N.A., LONDON BRANCH

By: ______________________________
Name:
Title:

CITIGROUP GLOBAL MARKETS DEUTSCHLAND AG

By: ______________________________
Name: Werner Klotz Gabriele Fisch
Title:

[*Signature page to the Fiscal Agency Agreement*]

EXHIBIT A

[FORM OF NOTE]

[THE FOLLOWING LEGEND IS INCLUDED ON GLOBAL NOTES HELD BY CEDE & CO. FOR DTC ONLY]

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, OR BY ANY SUCH NOMINEE TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY, OR BY THE DEPOSITARY OR SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS GLOBAL NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY OF NEW YORK, A NEW YORK CORPORATION (“DTC”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. (“CEDE”) OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE, HAS AN INTEREST HEREIN.

[THE FOLLOWING LEGEND IS INCLUDED ONLY ON (1) THE RULE 144A GLOBAL NOTE AND (2) DEFINITIVE CERTIFICATES ISSUED IN RESPECT OF NOTES TRANSFERRED PURSUANT TO, AND IN RELIANCE ON, RULE 144A]

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE HOLDER HEREOF, BY PURCHASING THIS NOTE, AGREES FOR THE BENEFIT OF HARVEST OPERATIONS CORP. (THE “ISSUER”) THAT PRIOR TO THE DATE THAT IS ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS NOTE, THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A)(i) TO THE ISSUER, (ii) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER, AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT, IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (iii) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (iv) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE) OR (v) PURSUANT TO ANOTHER EXEMPTION FROM THE SECURITIES ACT, PROVIDED THAT, AS A CONDITION TO THE REGISTRATION OF THE TRANSFER THEREOF, THE ISSUER OR THE FISCAL AGENT MAY REQUIRE THE DELIVERY OF ANY DOCUMENTS, INCLUDING AN OPINION OF COUNSEL THAT IT, IN ITS SOLE DISCRETION, MAY DEEM NECESSARY OR APPROPRIATE TO EVIDENCE COMPLIANCE WITH SUCH EXEMPTION, OR (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, AND, IN EACH OF SUCH CASES IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER AGREES TO, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE NOTES FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE, IF THEN APPLICABLE.

[THE FOLLOWING LEGEND IS INCLUDED ONLY ON (1) THE REGULATION S GLOBAL NOTE AND (2) DEFINITIVE CERTIFICATES ISSUED IN RESPECT OF NOTES TRANSFERRED PURSUANT TO, AND IN RELIANCE ON, REGULATION S]

THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON UNTIL 40 DAYS AFTER THE LATER OF THE COMMENCEMENT OF THE OFFERING OF THE NOTE AND THE DATE OF ORIGINAL ISSUANCE OF THE NOTE, EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.

[THE FOLLOWING LEGEND IS INCLUDED ON ALL NOTES]

UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION IN CANADA, THE HOLDER OF THIS NOTE MUST NOT TRADE, OFFER OR EXCHANGE THIS NOTE IN CANADA BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER JUNE 16, 2016.

No. [ ]	CUSIP No. [_________]
ISIN No. [__________]
[COMMON CODE NO. [ ]]

HARVEST OPERATIONS CORP.

2.33% Guaranteed Notes due 2021

HARVEST OPERATIONS CORP. (the “Issuer”), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of 195,770,000 U.S. DOLLARS (or such other amount as is shown on the Note Register (as defined below) as being represented by this Note) on April 14, 2021, and to pay interest on said principal sum semi-annually in arrears on April 14 and October 14 of each year (each an “Interest Payment Date”), commencing on October 14, 2016 and, if such day is not a Business Day, the next succeeding Business Day, at the rate of 2.33% per annum, from the most recent Interest Payment Date on which interest has been paid or duly provided for (unless the date hereof falls on or prior to an Interest Payment Date on which interest is paid but after the Record Date (as defined in the Conditions) for such Interest Payment Date, in which case, from such Interest Payment Date, or unless no interest has been paid hereon, in which case, from April 14, 2016), until payment of said principal sum has been made or duly provided for.

This Note is unsecured and is an unconditional, direct and unsubordinated general obligation of the Issuer, ranking pari passu with its other unsecured and unsubordinated general obligations (subject to certain indebtedness given preference by statute).

This Note shall not be valid or obligatory for any purpose unless and until the certificate of authentication hereon has been duly executed by the Registrar (as defined below) under the Fiscal Agency Agreement (as defined in the Conditions).

Reference is hereby made to the terms and conditions of this Note (the “Conditions”) set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed.

HARVEST OPERATIONS CORP.

By:
Name:
Title:

Registrar’s Certificate of Authentication

This is one of the Notes referred to in the within-mentioned Fiscal Agency Agreement.

Dated: June 16, 2016

CITIGROUP GLOBAL MARKETS DEUTSCHLAND AG, as Registrar

By:
Authorized Signatory

[FORM OF REVERSE OF NOTE]

TERMS AND CONDITIONS

1.	General

(a)

The US$195,770,000 2.33% Guaranteed Notes due 2021 (the “Notes”) are being issued by the Issuer pursuant to a Fiscal Agency Agreement dated as of June 16, 2016 (as amended from time to time, the “Fiscal Agency Agreement”) between the Issuer, the Guarantor, Citibank N.A., London Branch, as Fiscal Agent (such bank and its successors as Fiscal Agent being hereinafter called the “Fiscal Agent”) and Citigroup Global Markets Deutschland AG, as Registrar (such bank and its successors as Registrar being hereinafter called the “Registrar”), the terms of which are incorporated by reference in the Notes. Copies of the Fiscal Agency Agreement are on file and available for inspection at the office of the Fiscal Agent, and reference thereto is made for a description of the rights and limitations of rights thereunder of the Holders of the Notes and the duties and immunities of the Fiscal Agent and the Registrar. In acting under the Fiscal Agency Agreement, the agents appointed by the Issuer and the Guarantor thereunder are acting solely as agents for the Issuer and the Guarantor and do not assume any obligation or relationship of agency or trust for or with the Holder of the Notes except as specifically described below or in the Fiscal Agency Agreement with respect to the Fiscal Agent and the Registrar. The Holders of Notes will be entitled to the benefits of, and be bound by and deemed to have notice of, all of the provisions of the Fiscal Agency Agreement. As used herein, the term “Holder” means each person in whose name a Note is registered in the Note Register.

(b)

The Notes are issuable only as fully registered Notes without coupons in denominations of US$2,000 and any integral multiple of $1,000 in excess thereof. The Notes constitute senior unsecured obligations of the Issuer and shall at all times rank pari passu and without any preference or priority among themselves and at least equally with all other present and future senior unsecured obligations of the Issuer, except as may be preferred by mandatory provisions of applicable law.

(c)

The Guarantor will unconditionally and irrevocably guarantee (the “Guarantee”) to each Holder of a Note the full and immediate payment of the principal of, and premium (if any) and interest on, such Note (including any Additional Amounts (as defined below) payable in respect thereof) when and as the same shall become due and payable as provided in the Note, whether on the stated maturity, upon acceleration, by call for redemption or otherwise. The Guarantee constitutes unsecured senior obligations of the Guarantor and shall rank equally with its existing and future unsecured senior obligations, save for such as may be preferred by mandatory provisions of applicable law.

(d)

The Issuer and the Guarantor covenant that until the earlier to occur of the date on which all of the Notes shall have been delivered to the Fiscal Agent for cancellation and the date on which all of the Notes have become due and payable and monies sufficient to pay the principal of, premium (if any) and interest on, all of the Notes shall have been made available for payment and either paid or returned to the Issuer as provided herein, the Issuer and the Guarantor will at all times maintain a Fiscal Agent (which shall be a bank or trust company having a combined capital and surplus of at least US$50,000,000, legally qualified to act as Fiscal Agent and having an established place of business in London, United Kingdom or The City of New York). Subject to the foregoing, the Issuer and the Guarantor reserve the right at any time to vary or terminate the appointment of any Fiscal Agent and such additional agents as the Issuer and the Guarantor may determine.

2.	Payment

(a)

Payments of principal of, premium (if any) and interest on the Notes will be made in such coin or currency of the United States of America (the “United States”) as at the time of payment is legal tender for the payment of public and private debts in the United States.

(b)

Payment of the principal of the Notes shall be made, upon presentation and surrender hereof, by check drawn on the account of the Fiscal Agent, at the option of the person to whom interest is payable as provided below, either (i) at the office of the Fiscal Agent or (ii) subject to any laws or regulations applicable thereto and to the right of the Issuer and the Guarantor to terminate the appointment of any such paying agency, at such other paying agencies as the Issuer and the Guarantor may designate.

(c)

Payments of interest on the Notes shall be made by a wire transfer in same day funds to the registered account of each Holder or if it does not have a registered account, by check drawn on the account of the Fiscal Agent mailed to the address of the person entitled thereto as such address shall appear on the Note Register. The interest so payable on any Interest Payment Date will be paid to the person in whose name a Note is registered at the close of business on the fifteenth day preceding such Interest Payment Date (each, a “Record Date”), whether or not a Business Day, notwithstanding the cancellation, transfer or exchange of such Note subsequent to the Record Date and on or prior to such Interest Payment Date, and no interest otherwise so payable on any Interest Payment Date shall be paid on such Note if the name of its Holder was entered as such on the Note Register after the close of business on the Record Date next preceding such Interest Payment Date, except if and to the extent that there shall be a default in the payment of the interest due on such Interest Payment Date, in which case such defaulted interest shall (unless paid together with principal of such Note in full other than on an Interest Payment Date) be paid to the person in whose name such Note is registered at the close of business on a subsequent record date (which shall be not less than five Business Days prior to the date of payment of such defaulted interest) established by notice given by mail by or on behalf of the Issuer or the Guarantor to the Holders of Notes not less than 15 days preceding such subsequent record date. If interest is paid together with principal in full on a date that is not an Interest Payment Date, such interest shall be paid upon presentation and surrender of the Note to the Fiscal Agent or to a paying agent.

(d)

In any case where the date for the payment of any principal of, premium (if any) or interest on any Note is not a day on which banking institutions at any place of payment are open for business (a “Business Day”), then payment of such principal or interest need not be made on such date at such place of payment but may be made on the next succeeding day at such place of payment which is a Business Day with the same force and effect as if made on the date for such payment of principal or interest, and no interest shall accrue for the period after such date.

(e)

Any monies paid by the Issuer or the Guarantor to the Fiscal Agent for the payment of the principal of, premium (if any) or interest on any Notes and remaining unclaimed at the end of two years after such principal or interest shall have become due and payable shall then be repaid to the Issuer or the Guarantor, as applicable, and upon such repayment, all liability of the Fiscal Agent with respect to such monies shall thereupon cease and the Holder of any Note representing a claim therefor shall thereafter look only to the Issuer and the Guarantor for payment thereof. With respect to such unclaimed amount, no interest shall accrue during the unclaimed period.

3.	Interest

The Notes will bear interest from and including June 16, 2016 up to but excluding April 14, 2021 (the “Maturity Date”) at the rate of 2.33% per annum. Interest on the Notes will be payable semi-annually in arrears on April 14 and October 14 of each year, beginning October 14, 2016. Interest on the Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Under these Conditions, for purposes of disclosure only and without any effect with respect to the calculation of interest or otherwise, under the Interest Act (Canada) the yearly rate of interest to which interest calculated under a Note for any period in a calendar year (the “Calculation Period”) is equivalent, is the rate payable under such Note in respect of the Calculation Period, multiplied by a fraction, the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period.

4.	Optional Redemption

(a)	Optional Redemption Due to Changes in Tax Treatment

The Notes may be redeemed at the option of the Issuer, in whole, but not in part, upon not less than 30 days’ notice, at a redemption price equal to 100% of the principal amount thereof plus accrued but unpaid interest (if any) to the date fixed for redemption if (i) the Issuer or the Guarantor provides to the Fiscal Agent prior to the giving of such notice an opinion of counsel to the effect that as a result of any change in, expiration of or amendment to the laws of Canada or the Republic of Korea (“Korea”) (or of any political subdivision or taxing authority thereof or therein) or any regulations or rulings promulgated thereunder or any change in the official interpretation or official application of such laws, regulations or rulings, which change, amendment or expiration becomes effective on or after June 16, 2016, the Issuer or the Guarantor, as applicable, is or would be obligated on the next succeeding due date for a payment with respect to the Notes or the Guarantee to pay Additional Amounts with respect to the Notes or the Guarantee pursuant to Condition 6 below, but only if such change, amendment or expiration affects tax withholding on interest in such jurisdiction generally and does not solely affect the Notes or the Guarantee and (ii) A-7 this obligation cannot be avoided by measures reasonably available to the Issuer or the Guarantor, provided that no such notice of redemption shall be given earlier than 90 days before the earliest date on which the Issuer or the Guarantor would be obligated to pay such Additional Amounts were a payment in respect of the Notes then due. Prior to any redemption of the Notes pursuant to this Condition 4(a), the Issuer or the Guarantor shall deliver to the Fiscal Agent an officer’s certificate stating that the Issuer is entitled to effect such redemption in accordance with the terms and conditions of the Fiscal Agency Agreement and hereof.

(b)	Optional Redemption Due to Change of Control

Upon the occurrence of a Change of Control (as defined below), each Holder of the Notes will have the right to require the Issuer to redeem all or any part of such Holder’s Notes at a redemption price equal to 100% of the principal amount thereof plus accrued but unpaid interest, if any, to the date of redemption (the “Change of Control Redemption Price”). Within 30 days following a Change of Control, the Issuer shall cause the Fiscal Agent to deliver a notice to each Holder stating that (i) a Change of Control has occurred and that such Holder has the right to require the Issuer to redeem such Holder’s Notes at the Change of Control Redemption Price; (ii) the redemption date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is delivered); and (iii) the procedures determined by the Issuer, consistent with the Notes and the Fiscal Agency Agreement, that a Holder must follow in order to have its Notes redeemed.

“Change of Control” means the central government of Korea ceasing to own and control (directly or indirectly or in combination) at least 51% of the Guarantor’s issued and outstanding capital stock.

5.	Purchase

The Issuer or the Guarantor may at any time purchase Notes by tender (available to all Holders alike) or in the open market at any price. If the Issuer or the Guarantor acquires any Notes, such acquisition shall not operate as or be deemed for any purpose to be a satisfaction of the indebtedness represented by such Notes unless and until such Notes are delivered to the Fiscal Agent for cancellation and are cancelled and retired by the Fiscal Agent. Each of the Issuer and the Guarantor shall not sell, and will cause its “Affiliates” (as defined in paragraph (a)(1) of Rule 144 under the Securities Act) not to sell, any Note as to which it or they hold or acquire any beneficial interest; provided that Affiliates of the Issuer or the Guarantor may sell Notes to the Issuer or the Guarantor or to other such Affiliates.

In the event that less than 10% of the initial principal amount of the Notes remain outstanding, the Issuer or the Guarantor may, prior to the Maturity Date, upon not less than 30 days’ notice to the Holders (which notice will be irrevocable), redeem, in whole but not in part, the remaining outstanding Notes at a redemption price equal to 100% of their principal amount plus accrued but unpaid interest (if any) to the date of redemption.

6.	Payment of Additional Amounts

All payments by the Issuer, in respect of the Notes, or the Guarantor, in respect of the Guarantee, will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature (“Taxes”) unless any such deduction or withholding is required by law. If any deduction or withholding for, or on account of, any Taxes is imposed, collected, withheld, assessed or levied by or on behalf of Korea or Canada, or within any political subdivision thereof or by any authority therein having power to tax, the Issuer or the Guarantor, as applicable, will withhold such Taxes and pay them to the relevant government authority, and the Issuer or the Guarantor, as applicable, will pay such additional amounts in respect of Taxes as will result (i) with respect to the Issuer, in the payment to Holders of the principal of, premium (if any) and interest on the Notes that would otherwise have been receivable by them in respect of payments on such Notes in the absence of such deduction or withholding or (ii) with respect to the Guarantor, the amounts guaranteed under the Guarantee that would otherwise have been receivable by the Holders in respect of payments under the Guarantee in the absence of such deduction or withholding (such additional amounts due by the Issuer or the Guarantor, as applicable, the “Additional Amounts”), except that no such Additional Amounts shall be payable in respect of any Note:

(a)

to or on behalf of a Holder or the beneficial owner of the Note who is subject to such Taxes, as applicable, in respect of such Note by reason of such Holder or the beneficial owner of the Note being connected with Korea or Canada, as applicable, other than merely by holding or beneficially owning such Note or by the receipt of the principal of, or any premium (if any) or interest on, such Note, or the enforcement of a Note or Guarantee or being or having been a beneficiary of the Guarantee; or

(b)

to or on behalf of a Holder or the beneficial owner of the Note to the extent that such Holder or beneficial owner of the Note would not be liable for or subject to such deduction or withholding by making a declaration of non-residence or other similar claim for exemption or deduction to the relevant tax authorities if such Holder or beneficial owner of the Note is eligible to make such declaration or other claim and, after having been requested to make such a declaration or claim, such Holder or beneficial owner of the Note fails to do so; or

(c)

in circumstances where the surrender of a Note is required under these Conditions or the Fiscal Agency Agreement, if a Note is surrendered more than 30 days after the Relevant Date, except to the extent that the Holder or beneficial owner of the Note would have been entitled to such Additional Amount on presenting such Note for payment on the last day of such 30 day period; or

(d)	to or on behalf of a Holder or beneficial owner of the Note who is not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) to the Issuer at the time of making such payment; or

(e)	in the case of any combination of items (a) through (d) above.

For this purpose the “Relevant Date” in relation to any Note means (a) the due date for payment in respect thereof which is a Business Day or (b) if the full amount of the monies payable on such due date has not been received by the Fiscal Agent or the principal paying agent on or prior to such due date, the date on which notice is duly given to the Holders or beneficial owners of the Note that such monies have been so received.

The Issuer and the Guarantor shall not pay Additional Amounts on any Note or Guarantee if a Note or Guarantee is presented for payment by or on behalf of a Holder or beneficial owner who would have been able to avoid the withholding or deduction by presenting the relevant Note or Guarantee to another paying agent in a member state of the European Union.

Additionally, the obligation of the Issuer or the Guarantor to pay such Additional Amounts shall not apply with respect to (i) any estate, inheritance, gift, sales, transfer or personal property tax or any similar taxes, duties, assessments or other governmental charges or (ii) any taxes, duties, assessments or other governmental charges that are payable otherwise than by deduction or withholding from payments on the Notes.

The Issuer or the Guarantor, as applicable, will provide the Fiscal Agent with documentation evidencing the payment of such Taxes, if any. Copies of such documentation will be made available to any Holder or any paying agent, as applicable, upon request therefor.

References in these Conditions to the principal of, or any premium (if any) or interest on, the Notes shall be deemed also to refer to any Additional Amounts which may be payable in respect thereof under this Condition 6.

7.	Transfer, Exchange and Replacement

(a)

The transfer of the Notes is registrable (upon the terms and subject to the conditions set forth in the Fiscal Agency Agreement and subject to the reasonable requirements of the Issuer, the Guarantor, the Registrar and the Fiscal Agent) on the Note Register upon surrender of such Notes for registration at the office of the Fiscal Agent, duly endorsed by, or accompanied by a written instrument of transfer in a form approved by the Issuer, the Guarantor, the Registrar and the Fiscal Agent duly executed by, the Holder hereof or his attorney duly authorized in writing.

(b)

In the manner and subject to the limitations and upon payment of the charges (if any) provided in the Fiscal Agency Agreement, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations, with the notation of the Guarantee endorsed thereon, or for a beneficial interest in a Global Note.

(c)

No service charges shall be made for any exchange or registration of transfer provided for in Conditions 7(a) and 7(b) hereof, but the Issuer or the Guarantor, as the case may be, may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

(d)	No registrations of transfers or exchanges of Notes shall be made after notice of redemption of the Notes has been given.

(e)

All Notes (with the notation of the Guarantee endorsed thereon) issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Issuer and Guarantor, respectively, evidencing the same obligation, and entitled to the same benefits, as the Notes, and the Guarantee thereof, surrendered upon such registration of transfer or exchange. Any new Note delivered pursuant to this Condition 7 shall be dated so that neither gain nor loss of interest shall result from such transfer or exchange.

(f)

If any Note shall at any time become mutilated or destroyed or stolen or lost, then provided that such Note, or evidence of the destruction, theft or loss thereof (together with the indemnity hereinafter referred to and such other documents or proof as may be required in the premises) shall be delivered to the office of the Fiscal Agent, a replacement Note of the same tenor and principal amount, with the notation of the Guarantee endorsed thereon by the Guarantor, will be issued by the Issuer and, at its request, authenticated by the Registrar and delivered by the Fiscal Agent at its office, in exchange for the Note and notation of Guarantee so mutilated, or in lieu of the Note and notation of Guarantee so destroyed or stolen or lost; provided, further, that, in the case of destroyed, stolen or lost Notes, (i) neither the Issuer nor the Fiscal Agent shall have notice that such Notes have been acquired by a bona fide purchaser, and (ii) the Issuer, the Guarantor and the Fiscal Agent shall have received evidence satisfactory to them that such Notes were destroyed, stolen or lost, and the Issuer, the Guarantor and the Fiscal Agent shall have received an indemnity satisfactory to each of them. All expenses and reasonable charges associated with producing such indemnity, and the cost of the preparation and issue of a replacement for any Note and notation of Guarantee mutilated, destroyed, stolen or lost, shall be paid by the Holder of such Note. In case such mutilated, destroyed, stolen or lost Note has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Note, pay or cause to be paid such Note. Every new Note, and the Guarantee thereof, issued pursuant to this Paragraph (f) in exchange for or in lieu of any mutilated, destroyed, stolen or lost Note, shall constitute an additional original contractual obligation of the Issuer or Guarantor, respectively, whether or not the mutilated, destroyed, stolen or lost Note shall be at any time enforceable by anyone. Any new Note delivered pursuant to this Paragraph (f) shall be so dated that neither gain nor loss of interest shall result from such replacement. To the extent permitted by law, the provisions of this Paragraph (f) are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, stolen or lost Notes.

(g)

The Issuer, the Guarantor, the Registrar and the Fiscal Agent may deem and treat the registered Holder hereof as the absolute owner hereof (notwithstanding any notice of ownership or other writing hereon) for the purposes of receiving payment hereon or on account hereof and for all other purposes, whether or not the Notes shall be overdue.

(h)

Each of the Issuer and the Guarantor has appointed the office of the Registrar as its agent for the registration of transfers, and for exchanges and replacements, of Notes and has agreed to cause to be kept at such office a register (the “Note Register”) in which, subject to such reasonable regulations as it may prescribe, the Issuer shall provide for such registration and registration of transfers.

(i)

All Notes (with the notation of the Guarantee endorsed thereon) issued as a result of any transfer, exchange or replacement of Notes shall be delivered to the Holder at the office of the Registrar or (at the risk of the Holder) sent by mail to such address as is specified by the Holder in the request for transfer, exchange or replacement.

8.	Covenants of the Issuer and the Guarantor

(a)

Negative Pledge. So long as any of the Notes are outstanding, the Guarantor will not itself, and will not permit any Principal Subsidiary (as defined below) to, create or permit to be outstanding any mortgage, charge, lien, pledge or other security interest (“Security”) upon the whole or part of its property, assets or revenues, present or future, to secure for the benefit of the holders of any International Investment Securities (as defined below) (i) payment of any sum due in respect of any such International Investment Securities or (ii) any payment under any guarantee of any such International Investment Securities or (iii) any payment under any indemnity or other like obligation relating to any such International Investment Securities, without in any such case at the same time, according to the Notes, either the same security as is granted to or is outstanding in respect of such International Investment Securities, guarantee, indemnity or other like obligation or such other security as shall be approved by an Extraordinary Resolution (as defined in the Fiscal Agency Agreement) passed at a meeting of the holders of Notes.

The foregoing shall not operate to restrict or prohibit (i) the existence of any Security for the benefit of the holders of any International Investment Securities as of the date of the Fiscal Agency Agreement or created by a Principal Subsidiary prior to it becoming a Principal Subsidiary, provided that the same shall not have been created in contemplation thereof or in connection therewith, (ii) the creation or existence of any Security consisting of a security interest solely in Receivables (as defined below) securing payment of interest or principal of, payment under any guarantee of, or payment under any indemnity relating to, any International Investment Securities issued by a wholly-owned Subsidiary (or another Person in which the Guarantor or any Principal Subsidiary makes an investment and to which the Guarantor or any Principal Subsidiary transfers Receivables and related assets) and (iii) the creation of any Security over the assets of a Capital Project securing payment of interest or principal of, payment under any guarantee of, or payment under any indemnity relating to, any International Investment Securities issued by the Guarantor or that Principal Subsidiary, where the International Investment Securities are issued to finance such Capital Project and the financier’s rights of recovery are limited to the assets of such Capital Project and the proceeds thereof.

In this Condition 8, a “Capital Project” means a long-term investment project to acquire, develop, improve, and/or maintain oil or gas fields or oil or gas exploration, development, processing, transportation and production related equipment.

(b)

Certain Definitions. The following terms (except as otherwise expressly provided or unless the context otherwise clearly requires) for all purposes of the Fiscal Agency Agreement and the Notes shall have the respective meanings specified in this Condition 8(b). All accounting terms used herein and not expressly defined shall have the meanings given to them in accordance with Korean IFRS.

“International Investment Securities” means notes, debentures, bonds or investment securities of any Person which (i) either are by their terms payable, or confer a right to receive payment, in any currency other than Won or are denominated in Won and more than 50% of the aggregate principal amount of which is initially distributed outside Korea by or with the authorization of the Guarantor; and (ii) are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other securities market outside Korea.

“Person” means any individual, corporation, company, firm, tribunal, undertaking, association, organization, partnership, trust, limited liability company, unincorporated organization or government or any agency, instrumentality or political subdivision thereof; in each case whether or not being a separate legal entity.

“Principal Subsidiary” means (i) any Subsidiary (as defined below) of the Guarantor:

(x) whose net sales, as shown by the then latest audited financial statements or accounts (consolidated where applicable, but without intercompany adjustments for consolidation with the Guarantor) of such Subsidiary, constitute at least 10% of the consolidated net sales of the Guarantor as shown by the then latest audited consolidated accounts of the Guarantor; or

(y) whose total assets, as shown by the then latest audited financial statements or accounts (consolidated where applicable, but without intercompany adjustments for consolidation with the Guarantor) of such Subsidiary, constitute at least 10% of the total consolidated assets of the Guarantor as shown by the then latest audited consolidated accounts of the Guarantor;

provided that:

(1) in the case of a Subsidiary acquired, or a company becoming a Subsidiary, after the end of the financial period to which the latest audited consolidated accounts of the Guarantor relate, the reference to the then latest audited consolidated accounts of the Guarantor for the purposes of the calculation above shall, until audited consolidated accounts of the Guarantor for the financial period in which the acquisition is made or, as the case may be, in which the relevant company becomes a Subsidiary are published, be deemed to be a reference to the then latest audited consolidated accounts of the Guarantor adjusted to consolidate the last audited accounts (consolidated where applicable) of such Subsidiary in such accounts;

(2) if at any relevant time in relation to the Guarantor or any Subsidiary in respect of which financial consolidation is relevant no consolidated accounts are prepared and audited, net sales and total assets of the Guarantor and/or any such Subsidiary shall be determined on the basis of pro-forma consolidated accounts prepared for this purpose by the auditors for the time being of the Guarantor;

(3) if at any relevant time in relation to any Subsidiary no accounts are audited, its net sales and total assets (consolidated where applicable, but without intercompany adjustments for consolidation with the Guarantor) shall be determined on the basis of pro-forma accounts (consolidated where applicable, but without intercompany adjustments for consolidation with the Guarantor) of the relevant Subsidiary prepared for this purpose by the auditors for the time being of the Guarantor; and

(4) if the accounts of any Subsidiary (not being a Subsidiary referred to in proviso (1) above) are not consolidated with those of the Guarantor, then the determination of whether or not such Subsidiary is a Principal Subsidiary shall be based on a pro-forma consolidation of its accounts (consolidated where applicable, but without intercompany adjustments for consolidation with the Guarantor) with the then latest consolidated audited accounts (determined on the basis of the foregoing) of the Guarantor; and

(ii) any Subsidiary of the Guarantor to which is transferred all or substantially all of the assets of a Subsidiary which immediately prior to such transfer was a Principal Subsidiary, provided that the Principal Subsidiary which so transfers its assets shall forthwith upon such transfer cease to be a Principal Subsidiary.

“Receivable” means a right to receive payment arising from a sale or lease of goods (including oil or gas reserves and equipment) or the performance of services by a Person, in either case, pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for such goods or services under terms that permit the purchase of such goods and services on credit.

“Subsidiary” means, at any particular time, (i) any Person at least a majority of whose issued equity share capital (or equivalent) is then beneficially owned, by the Guarantor, (ii) any Person which is then directly or indirectly controlled by the Guarantor or (iii) any subsidiary subject to consolidation with the Guarantor’s financial statements under Korean IFRS. For a Person to be “controlled” by another means that the other (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) has the power to appoint and/or remove a majority of the members of the board of directors or other governing body of that Person or otherwise controls or has the power to control the affairs and policies of that Person.

(c)

Provision of Information to Holders. Each of the Guarantor and the Issuer covenants that for so long as a Note is a “restricted security” within the meaning of Rule 144 under the Securities Act, each of the Guarantor and the Issuer shall, at any time when it is not subject to either the periodic reporting requirements of Section 13 or Section 15(d) of the United States Securities Exchange Act of 1934, as amended, or the requirements of Rule 12g3-2(b) thereunder, provide to any Holder of such Note or prospective purchaser of such Note designated by such Holder, upon the request of such prospective purchaser or Holder, the information required to be provided by Rule 144A(d)(4) under the Securities Act.

9.	Merger, Consolidation and Sale of Assets

Nothing contained in the Fiscal Agency Agreement or in the Notes shall prevent any consolidation of the Issuer or the Guarantor with, or merger or reorganization (including amalgamation) of the Issuer or the Guarantor into, any other corporation or corporations (whether or not affiliated with the Issuer or the Guarantor, as the case may be), or successive consolidations, mergers or reorganizations (including amalgamations) to which the Issuer, the Guarantor or its successor or successors shall be a party or parties, or shall prevent any sale, transfer, lease or conveyance of the property of the Issuer or the Guarantor as an entirety or substantially as an entirety; provided that (a) in case the Issuer or the Guarantor shall consolidate with, merge, reorganize or amalgamate into another corporation, or sell, transfer, lease or convey its property as an entirety or substantially as an entirety to any corporation, the corporation formed by such consolidation or into which the Issuer or the Guarantor is merged, reorganized or amalgamated or the corporation which acquired by sale, transfer, lease or conveyance the property of the Issuer or the Guarantor as an entirety or substantially as an entirety shall be a corporation organized under the laws of Canada or Korea, as the case may be, and shall expressly assume, by an agreement supplemental hereto executed and delivered to, and in form reasonably satisfactory to, the Fiscal Agent, the due and punctual payment of the principal of, premium (if any) and interest on the Notes, and any Additional Amounts, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Fiscal Agency Agreement, the Notes and the Guarantee on the part of the Issuer and the Guarantor, respectively, to be performed or observed, (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Issuer or the Guarantor, as the case may be, as a result of such transaction as having been incurred by the Issuer or the Guarantor at the time of such transaction, no Event of Default (as defined below), shall have occurred and be continuing, and (c) the Issuer or the Guarantor, as the case may be, has delivered to the Fiscal Agent an officer’s certificate and an opinion of counsel as to matters of law stating that such consolidation, merger, sale, transfer, lease or conveyance and, if a supplemental agreement is required in connection with such transaction, such supplemental agreement comply with the Fiscal Agency Agreement, the Notes and the Guarantee and that all conditions precedent herein provided for relating to such transaction have been complied with.

10.	Events of Default

The occurrence and continuance of the following events will constitute events of default (“Events of Default”) hereunder:

(a)	default in the payment of any installment of interest upon any of the Notes as and when the same shall become due and payable, and continuance of such default for a period of 30 days; or

(b)	default in the payment of all or any part of the principal of any of the Notes as and when the same shall become due and payable, whether at maturity, upon redemption or otherwise; or

(c)

breach or failure on the part of the Issuer or the Guarantor to observe or perform any other of the covenants or agreements on the part of the Issuer or the Guarantor contained herein or in the Fiscal Agency Agreement for a period of 60 days after the date on which written notice specifying such default or breach, stating that such notice is a “Notice of Default” hereunder and demanding that the Issuer or the Guarantor, as the case may be, remedy the same, shall have been given to the Issuer or the Guarantor, as the case may be, by registered or certified mail, return receipt requested, at the office of the Fiscal Agent by the Holders of at least 10% in aggregate principal amount of the Notes at the time outstanding; or

(d)	the Guarantee shall cease to be in full force and effect or the Guarantor shall deny or disaffirm its obligation under the Guarantee; or

(e)

any Debt of the Guarantor or the Issuer in the aggregate outstanding principal amount of US$35,000,000 or more either (i) becoming due and payable prior to the due date for payment thereof by reason of acceleration thereof following default by the Guarantor or (ii) not being repaid at, and remaining unpaid after, maturity as extended by the period of grace, if any, applicable thereto, or any guarantee given by the Guarantor in respect of Debt of any other person in the aggregate outstanding principal amount of US$35,000,000 or more not being honored when, and remaining dishonored after becoming, due and called; provided that, if any such default under any such Debt shall be cured or waived, then the default under the Notes by reason thereof shall be deemed to have been cured and waived; or

(f)

the entry of a decree or order for relief in respect of the Issuer or the Guarantor by a court or administrative or other governmental agency or body having jurisdiction in the premises in an involuntary case under any applicable bankruptcy, insolvency, reorganization (other than one involving solvent persons only), rehabilitation, compulsory composition or other similar law in effect on the date of the Notes or thereafter, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Issuer or the Guarantor or for any substantial part of its property or ordering the winding up, dissolution or liquidation of its affairs, or shall otherwise adjudicate or find the Issuer or the Guarantor to be bankrupt or insolvent, and continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or

(g)

the commencement by the Issuer or the Guarantor of a voluntary case under any applicable bankruptcy, insolvency, reorganization (other than one involving solvent persons only), rehabilitation, compulsory composition or other similar law in effect on the date of the Notes or thereafter, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Issuer or the Guarantor or for any substantial part of its property, or, subject to Condition 9, cease to carry on the whole or substantially the whole of its business, or make any general assignment for the benefit of creditors, or enter into any composition with its creditors, or take corporate action in furtherance of any such action.

If an Event of Default with respect to the Notes occurs and is continuing, the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the principal amount (and premium, if any) of, and all accrued but unpaid interest on, all the Notes to be due and payable immediately, by a notice in writing to the Issuer, the Guarantor and the Fiscal Agent, and upon such declaration, any such principal amount (and premium, if any) and interest shall become immediately due and payable. If, after any such declaration and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, the Issuer or the Guarantor pays or deposits with the Fiscal Agent all amounts then due with respect to the Notes (other than amounts due solely because of such declaration) and cures all other Events of Default with respect to the Notes, such defaults may be waived and such declaration may be annulled and rescinded by the Holders of more than 50% in aggregate principal amount of the Notes then outstanding by written notice thereof to the Issuer, the Guarantor and the Fiscal Agent.

In this Condition, “Debt” means, with respect to any person as of any date of determination, without duplication, (i) all obligations, contingent or otherwise, of such person for borrowed money, (ii) all obligations, contingent or otherwise, of such person evidenced by bonds, notes or other similar instruments, (iii) all obligations of such person in respect of letters of credit or other similar instruments, (iv) all obligations of such person to pay the unpaid purchase price of any property or service, (v) all obligations secured by any mortgage, charge, pledge, encumbrance or other security interest (a “Lien”) on any property or asset of such person, whether or not such obligations are assumed by such person and (vi) all obligations of others guaranteed by such person to the extent of such guarantees and, for clauses (i) through (vi), which are denominated in a currency other than the currency of Korea and which has a final maturity of one year or more. The amount of Debt of any person as of any date of determination shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such person for any such contingent obligations at such date and, in the case of clause (v), the lesser of the fair market value (as determined in good faith by the board of directors of such person) at such date of the property or asset of such person subject to a Lien securing the obligations of others and the amount of such obligations secured.

11.	Meetings of Holders; Modifications and Amendments

(a)

The Issuer or the Guarantor at any time may, and at any time after the Notes shall have become immediately due and payable due to a default upon a request in writing made by Holders holding not less than 10% of the aggregate outstanding principal amount of the Notes, the Fiscal Agent shall, convene a meeting of Holders of the Notes. Any such request in writing by the Holders shall be delivered to the Fiscal Agent. Further provisions concerning meetings of the Holders are set forth in the Fiscal Agency Agreement.

(b)

Modifications and amendments to the Fiscal Agency Agreement or the Notes (including the Guarantee relating thereto) requiring consent of Holders may be made, and future compliance therewith or past defaults by the Issuer or the Guarantor may be waived, with the consent of the Issuer, the Guarantor and the Holders of more than 50% in aggregate principal amount of the Notes at the time outstanding by written consent, or of such lesser percentage as may act at a meeting of Holders held in accordance with the provisions of the Fiscal Agency Agreement; provided that no such modification, amendment or waiver of the Fiscal Agency Agreement or any Note may, without the consent of each Holder affected thereby, (i) change the stated maturity of the principal of, premium, if any, or interest on any such Note; (ii) reduce the principal of, premium, if any, or interest on any such Note; (iii) change in any manner adverse to the interests of the Holders the terms and provisions of the Guarantee in respect of the due and punctual payment of the principal of, premium, if any, and interest on the Notes; (iv) change the currency of payment of the principal of, premium, if any, or interest on any such Note; or (v) reduce the above-stated percentage of aggregate principal amount of Notes outstanding or reduce the quorum requirements or the percentage of votes required for the taking of any action. Any modifications, amendments or waivers consented to or approved at a meeting will be conclusive and binding on all Holders of Notes whether or not they have given such consent or were present at such meeting, and on all future Holders of Notes whether or not notation of such modifications, amendments or waivers is made upon the Notes. Any instrument given by or on behalf of any Holder of a Note in connection with any consent to any such modification, amendment or waiver will be irrevocable once given and will be conclusive and binding on all subsequent Holders of such Note.

(c)

At a meeting of the Holders of the Notes called for any of the above purposes persons present in person or by proxy and entitled to vote a majority in aggregate principal amount of the Notes at the time outstanding shall constitute a quorum. In the absence of a quorum at any such meeting, the meeting may be adjourned for a period of not less than ten days; in the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than ten days; at the reconvening of any meeting adjourned for lack of a quorum, the persons present in person or by proxy and entitled to vote 25% in aggregate principal amount of the Notes at the time outstanding shall constitute a quorum for the taking of any action set forth in the notice of the original meeting. At a meeting or an adjourned meeting duly convened and at which a quorum is present as aforesaid, any resolution to modify or amend, or to waive compliance with, any of the covenants or conditions referred to above (other than those set forth in Clauses (i)through (v) of Condition 11(b) hereof) shall be adopted if passed by the lesser of (i) a majority in aggregate principal amount of Notes then outstanding or (ii) 75% in aggregate principal amount of the Notes represented and voting at the meeting.

(d)

The Fiscal Agency Agreement and the terms and conditions of the Notes may be modified, supplemented or amended by the Issuer, the Guarantor and the Fiscal Agent, without the consent of the Holder of any Note, for the purpose of adding to the covenants of the Issuer or the Guarantor for the benefit of the Holders, surrendering any right or power conferred upon the Issuer or the Guarantor, securing the Notes, curing any ambiguity or correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or the Notes, implementing the provisions of this Condition 11 or in regard to such matters or questions as the Issuer, the Guarantor and the Fiscal Agent may mutually deem necessary or desirable, provided that such action shall not adversely affect in any material respect the interests of the Holders of the Notes at the time outstanding, to all of which each Holder of any Note shall, by acceptance thereof, consent. In all other cases, amendment of the Fiscal Agency Agreement and the Notes will require consent of the Holders.

12.	Notices to Holders

Except as otherwise expressly provided herein, whenever the Fiscal Agency Agreement or the Notes requires that the Issuer, the Guarantor or the Fiscal Agent give notice to the Holder hereof, the Issuer, the Guarantor or the Fiscal Agent will cause such notice to be mailed to the Holders of Notes at their respective addresses as they appear on the Note Register. If by reason of the suspension of regular mail service, or by reason of any other cause, it shall be impracticable to give notice to the Holders of Notes in the manner prescribed herein, then such notification in lieu thereof as shall be made by the Issuer, the Guarantor or by the Fiscal Agent on behalf of and at the instruction of the Issuer or the Guarantor shall constitute sufficient provision of such notice, if such notification shall, so far as may be practicable, approximate the terms and conditions of the notice in lieu of which it is given. Neither the failure to give notice nor any defect in any notice given to any particular Holder of a Note shall affect the sufficiency of any notice with respect to other Notes.

13.	Further Issues

The Issuer may, subject to the written consent of the Guarantor, from time to time without the consent of the Holders, create and issue additional notes having terms and conditions identical to those of the Notes in all respects (or in all respects save for the amount and date of the first payment of interest thereon) which shall constitute a further issuance of and form a single series with the Notes.

14.	Valid Obligations

The Issuer and the Guarantor hereby certifies and declares that all acts, conditions and things required to be done and performed and to have happened precedent to the creation and issuance of the Notes and the Guarantee, and to constitute the same valid and legally binding obligations of the Issuer and the Guarantor, respectively, enforceable in accordance with their terms, have been done and performed and have happened in due and strict compliance with the applicable laws of the State of New York.

15.	Governing Law and Consent to Jurisdiction

The Notes, the Guarantee and the Fiscal Agency Agreement are governed by, and interpreted in accordance with, the laws of the State of New York.

Each of the Issuer and the Guarantor has consented to the jurisdiction of the state and federal courts in the Borough of Manhattan, the State and City of New York, United States of America with respect to any action that may be brought in connection with the Notes, the Guarantee or the Fiscal Agency Agreement. Each of the Issuer and the Guarantor has appointed Corporation Service Company, presently located at 1180 Avenue of Americas, Suite 210, New York, NY 10036, United States of America as their respective authorized agent to accept and acknowledge on its behalf service of any and all process that may be served in any such action.

EXHIBIT B

[FORM OF NOTATION OF GUARANTEE]

NOTATION OF GUARANTEE

KOREA NATIONAL OIL CORPORATION, a statutory juridical entity established in the Republic of Korea pursuant to the Korea National Oil Corporation Act of 1978, as amended (herein called the “Guarantor”, which term includes any successor entity), has unconditionally and irrevocably guaranteed to the holder of the Notes, pursuant to the terms of the Guarantee contained in Section 2 of the Fiscal Agency Agreement referred to in the Note upon which this notation of the Guarantee is endorsed, the due and punctual payment of the principal of and any premium and interest on such Note (and any Additional Amounts payable in respect thereof), when and as the same shall become due and payable as provided in such Note. The Guarantee will become effective in accordance with Section 2 of the Fiscal Agency Agreement and its terms shall be evidenced therein.

The Guarantor will, subject to the exceptions and limitations set forth in Condition 6 of the Notes, pay as Additional Amounts to the holder of a Note such amounts as may be necessary so that every net payment on such Note, after deduction or withholding for or on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed or levied by or on behalf of Canada or Korea, or any political subdivision thereof or any authority therein having power to tax, will not be less than the amount in such Note to be then due and payable.

The obligations of the Guarantor to the holders of the Notes pursuant to the Guarantee and the Fiscal Agency Agreement are expressly set forth in Section 2 of the Fiscal Agency Agreement, and reference is hereby made to the Fiscal Agency Agreement for the precise terms of the Guarantee and all other provisions of the Fiscal Agency Agreement to which the Guarantee relates.

Capitalized terms used herein shall have the meanings ascribed to them in the Fiscal Agency Agreement.

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The Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication on the Note upon which this notation of the Guarantee is endorsed shall have been executed by the Registrar under the Fiscal Agency Agreement by the manual signature of one of its authorized signatories.

Dated: June 16, 2016

KOREA NATIONAL OIL CORPORATION

By:

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EXHIBIT C

FORM OF CERTIFICATION TO BE DELIVERED IN CONNECTION WITH (1) EXCHANGES OR TRANSFERS OF INTERESTS IN THE RULE 144A GLOBAL NOTE FOR INTERESTS IN THE REGULATION S GLOBAL NOTE AND (2) EXCHANGES OR TRANSFERS OF CERTIFICATES BEARING THE RULE 144A LEGEND FOR CERTIFICATES NOT BEARING THE RULE 144A LEGEND

HARVEST OPERATIONS CORP. (the “Issuer”)

2.33% Guaranteed Notes due 2021 (the “Notes”)

FOR EXCHANGE OR TRANSFER OF (1) AN INTEREST IN THE RULE 144A GLOBAL NOTE OR (2) A NOTE REPRESENTED BY A CERTIFICATE BEARING THE RULE 144A LEGEND:

We propose to exchange or transfer US$___ principal amount of Notes represented by the Rule 144A Global Note (CUSIP No. 41754W AQ4, ISIN No. CA41754WAQ48) held by [the Depositary] in the name of [insert name of transferor] for Notes, or to a person who wishes to acquire such Notes, represented by the Regulation S Global Note (CUSIP No. C42970 AD2, ISIN No. CAC42970AD26).

OR

We propose to exchange or transfer US$___ principal amount of Notes represented by a Certificate bearing the Rule 144A Legend and registered in the name of [insert name of transferor] for Notes, or to a person who wishes to acquire such Notes, represented by a Certificate not bearing the Rule 144A Legend.

We confirm that such Notes have been offered and sold either (i) in an offshore transaction in accordance with Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or (ii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder.

FOR ISSUANCE OF A CERTIFICATE NOT BEARING THE RULE 144A LEGEND:

Accordingly, we request that you issue a Certificate in respect of such Notes not bearing the Rule 144A Legend.

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This certification and the statements contained herein are made for your benefit and for the benefit of the Issuer. Terms used in this certification have the meanings set forth in Regulation S.

[Name of Transferor]

By:
Authorized Signatory

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EXHIBIT D

FORM OF CERTIFICATION TO BE DELIVERED IN CONNECTION WITH (1) EXCHANGES OR TRANSFERS OF INTERESTS IN THE REGULATION S GLOBAL NOTE FOR INTERESTS IN THE RULE 144A GLOBAL NOTE AND (2) EXCHANGES OR TRANSFERS OF CERTIFICATES NOT BEARING THE RULE 144A LEGEND FOR CERTIFICATES BEARING THE RULE 144A LEGEND

HARVEST OPERATIONS CORP. (the “Issuer”)

2.33% Notes due 2021 (the “Notes”)

FOR EXCHANGE OR TRANSFER OF (1) AN INTEREST IN THE REGULATIONS GLOBAL NOTE OR (2) A NOTE REPRESENTED BY A CERTIFICATE NOT BEARING THE RULE 144A LEGEND:

We propose to exchange or transfer US$___ principal amount of Notes represented by the Regulation S Global Note (CUSIP No. C42970 AD2, ISIN No. CAC42970AD26) held in the name of [insert name of transferor] for Notes, or to a person who wishes to acquire such Notes, represented by the Rule 144A Global Note (CUSIP No. 41754W AQ4, ISIN No. CA41754WAQ48).

OR

We propose to exchange or transfer US$___ principal amount of Notes represented by a Certificate that does not bear the Rule 144A Legend and registered in the name of [insert name of transferor] for Notes, or to a person who wishes to acquire such Notes, represented by a Certificate bearing the Rule 144A Legend.

We confirm that such Notes are being transferred to a transferee that we reasonably believe is a “qualified institutional buyer” (a “QIB”) within the meaning of Rule 144A (“Rule 144A”) under the U.S. Securities Act of 1933, as amended, purchasing the Notes for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or any other jurisdiction.

FOR ISSUANCE OF A CERTIFICATE BEARING THE RULE 144A LEGEND:

Accordingly, we request that you issue a Certificate in respect of such Notes bearing the Rule 144A Legend.

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This certification and the statements contained herein are made for your benefit and for the benefit of the Issuer.

[Name of Transferor]

By:
Authorized Signatory

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EXHIBIT E

FORM OF TRANSFER

HARVEST OPERATIONS CORP. (the “Issuer”)

2.33% Guaranteed Notes due 2021 (the “Notes”)

FOR VALUE RECEIVED the undersigned hereby transfers the following principal amounts of Notes and all rights in respect thereof, to the transferee(s) listed below:

Principal Amount Transferred, Name, Address and Account for Payments of Transferee

Dated:	Certifying Signature:
Name:

Note:

(i)	A representative of the holder should state the capacity in which he signs, e.g., as executor of a decedent’s estate.

(ii)

The signature of the person effecting a transfer shall conform to any list of duly authorized specimen signatures supplied by the holder or be certified by a recognized bank, notary public or in such other manner as the Fiscal Agent may require.

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